Exhibit 99.2

Execution Version

MEMBERSHIP INTERESTS PURCHASE AGREEMENT

This Membership Interests Purchase Agreement (this “Agreement”) is made and entered into on the 13th day of April, 2015 by and among the parties listed as “Beneficial Sellers” on the signature pages and Annex A hereto (the “Beneficial Sellers”), Innocutis Parent, LLC, a Delaware limited liability company (the “Seller” and when collectively referred to with the Beneficial Sellers, the “Sellers”), Cipher Acquisition US LLC, a Delaware limited liability company (the “Buyer”), and Ballast Point Ventures II, L.P., a Delaware limited partnership (the “Sellers’ Representative”), solely in its capacity as the Sellers’ Representative and only for the purposes provided herein and for no other purpose.

Prior to the execution and delivery of this Agreement, the equity ownership of Innocutis Holdings, LLC, a Delaware limited liability company (the “Company”) was reorganized in a holding-company transaction in which the Seller became the sole member of the Company and the prior equity interests of the Beneficial Sellers and the Stalwart Group, LLC (“Stalwart”) in the Company were converted into identical equity interests in the Seller (the “Reorganization”). As a result, the Seller owns all of the issued and outstanding membership interests (the “Interests”) of the Company, and each Seller and Stalwart owns the number and type of membership interests of the Seller and Stalwart set forth after such Seller’s and Stalwart’s name in Column A of Annex A hereto.

The Buyer desires to purchase from the Seller, and the Seller desires to sell to the Buyer, all of the Interests in accordance with the provisions of this Agreement.

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto agree as follows:

1.      Sale and Purchase of Interests. Subject to the terms and conditions of this Agreement and on the basis of and in reliance upon the representations, warranties, covenants and agreements set forth herein, on the Closing Date (as defined in Section 2.1(a) hereof) the Seller shall sell to the Buyer and the Buyer shall purchase from the Seller all of the Interests in exchange for a total purchase price (the “Purchase Price”) determined and payable as follows.

(a)    The Purchase Price shall equal:

(i)       $US 45.5 million;

(ii)      minus, the amount required to pay in full on the Closing Date all Indebtedness of the Company for borrowed money outstanding on the Closing Date (including, without limitation, the Indebtedness set forth on Schedule 1(a)(ii) hereto, and in all events all associated principal and accrued interest, and prepayment penalties if any) (the “Closing Indebtedness”); and

(iii)     minus, the amount required to pay in full the legal and other third-party expenses, to be paid on the Closing Date by the Company pursuant to Section 11.1 hereof, of the Company or the Sellers incurred in connection with the preparation hereof, the carrying out of this Agreement or the consummation of the transactions contemplated hereby (together with any transaction bonuses designated on Schedule 1(a)(iii) hereto, the “Sellers’ Expenses”).

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“Indebtedness” means, with respect to any person, (1) all indebtedness of such person, whether or not contingent, for borrowed money, (2) all obligations of such person for the deferred purchase price of property or services, (3) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (4) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (5) all obligations of such person as lessee under leases that have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases, (6) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (7) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (8) all Indebtedness of others referred to in clauses (1) through (7) above guaranteed by such person, and (9) all Indebtedness referred to in clauses (1) through (7) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, security interest, charge, claim, restriction and other encumbrance or defect of title of any nature whatsoever on property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness. Notwithstanding the foregoing, Indebtedness does not include any operating or lease obligations (excluding capital leases), including car leases that are operating leases.

(b)    The Purchase Price calculated pursuant to Section 1(a) shall be payable at the Closing as follows:

(i)       cash in the amounts to be calculated as set forth after each Seller’s and Stalwart’s name in Column B of Annex A hereto shall be paid by the Buyer to the Seller and then to such Beneficial Seller and Stalwart at the Closing (as defined in Section 2.1(a) hereof) in the manner provided in Column B of Annex A hereto and Section 2.1(b) hereof, with $US 45.5 million, minus:

(1)       the adjustments in Sections 1(a)(ii) through 1(a)(iii);

(2)       $US 200,000 to the Sellers’ Representative on behalf of the Sellers to be held by the Sellers’ Representative in accordance with the terms of this Agreement (the “Sellers’ Representative Expense Fund”); and

(3)       $US 4.55 million (the “Escrow Fund”) which shall be deposited with JPMorgan Chase Bank, N.A., as the escrow agent (the “Escrow Agent”) designated in the escrow agreement (the “Escrow Agreement”), in substantially the form of Exhibit A hereto to be entered into at the Closing among the Buyer, Sellers’ Representative and the Escrow Agent, and which shall be held and disbursed by the Escrow Agent in accordance with Sections 2.2 and 9.8 below and the Escrow Agreement;

being the total amount of cash to be paid to the Seller and on behalf of all of the Beneficial Sellers and Stalwart on the Closing Date; and

(ii)      the Closing Indebtedness and Sellers’ Expenses shall be paid in full, and the Sellers’ Representative Expense Fund shall be funded, in each case, by Buyer pursuant to applicable instructions provided by the Sellers’ Representative.

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2.      Closing; Adjustments.

2.1  Closing. (a) The closing (the “Closing”) of the sale and purchase of Interests described in Section 1 hereof shall take place at the offices of Morgan, Lewis & Bockius LLP in Philadelphia, Pennsylvania, commencing at 9:00 a.m., local time, on the date hereof. The date of the Closing is sometimes herein referred to as the “Closing Date”. For tax and accounting purposes the Closing shall be deemed to have occurred at 12:01 am, eastern time, on the Closing Date (such time and date is hereinafter referred to as the “Valuation Date”).

(b)  At the Closing, the Seller shall deliver to the Buyer, free and clear of all pledges, liens, U.S. transfer and stamp tax obligations, except with respect to any transfer tax obligations assumed by Buyer as described in Section 6.2(c)(iv), encumbrances, claims and other charges thereon of every kind, assignments of the Interests, in exchange for the delivery by the Buyer to the Seller on behalf of the Sellers and Stalwart of the consideration to be paid to the Seller pursuant to Section 1 hereof. All cash payments shall be by wire transfer of immediately available funds to such accounts at such banks as the Seller shall direct in writing delivered to the Buyer no less than two business days prior to the Closing.

(c)  At the Closing, the Seller shall make available to the Buyer the written resignations of all the managers and other officers of the Company except for such managers and other officers as the Buyer shall designate in writing, and shall use reasonable efforts to cause to be made available to the successor and any continuing managers and to the officers of the Company, including any new officers elected on the Closing Date (the “post-Closing Company managers and officers”), all minute books, membership interest record books, books of account, corporate seals, leases, contracts, agreements, securities, bank, checking and money market accounts, other investments, deposits, customer and subscriber lists, files and other documents, instruments and papers belonging to and in the possession of the Company. At the Closing, the Seller shall deliver to the Buyer, and the Buyer shall deliver to the Seller, the documents referred to in Sections 7 and 8 hereof, respectively.

2.2  Purchase Price Adjustments.

(a)  As soon as reasonably practicable after the Closing Date, but no later than sixty (60) days after the Closing Date, the Buyer shall prepare in good faith and deliver to the Sellers’ Representative an unaudited balance sheet of the Company as of the Closing Date (the “Final Closing Date Balance Sheet”) and a reasonably detailed statement (the “Closing Statement” and, together with the Final Closing Date Balance Sheet, collectively, the “Adjustment Statements”) setting forth Buyer’s calculations of Closing Date Net Working Capital (the “Final Closing Date Net Working Capital”). The Adjustment Statements shall be accompanied by reasonable supporting details. The Final Closing Date Net Working Capital and the Adjustment Statements shall be prepared in accordance with GAAP applied on a basis consistent with the methodologies, standards, principles, policies, practices and procedures applied in preparing the Company Financials and, to the extent consistent with GAAP, the Example Calculation.

(b)  Within thirty (30) days after delivery of the Adjustment Statements (the “Review Period”), the Sellers’ Representative may deliver written notice (a “Protest Notice”) to the Buyer of any objections that the Sellers’ Representative may have to the Adjustment Statements. Such Protest Notice shall set forth in reasonable detail the basis of such objections together with the amount(s) in dispute. If the Sellers’ Representative fails to deliver a Protest Notice before the expiration of the Review Period, the Adjustment Statements shall be deemed to have been accepted by the Seller’s Representative and shall be final, binding and conclusive. Upon receipt of the Adjustment Statements, the Sellers’ Representative and its representatives shall be given prompt and reasonable access, during normal business hours, to all of the Company’s books and records (including working papers, schedules and calculations) to the extent reasonably relating to the preparation of the Adjustment Statements. The Sellers’ Representative and its representatives may make inquiries of Buyer, the Company and their respective representatives and employees regarding questions concerning or disagreements with the Adjustment Statements arising in the course of their review thereof, and the Buyer shall use its, and shall cause the Company to use its, commercially reasonable efforts to cooperate with and promptly respond to such inquiries.

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(c)  Upon receipt of a Protest Notice within the Review Period, the Buyer and the Sellers’ Representative shall attempt in good faith to resolve any matter specified in such Protest Notice (and all such discussions related thereto shall, unless otherwise agreed by the Buyer and the Sellers’ Representative, be governed by Rule 408 of the Federal Rules of Evidence (and any applicable similar state rule)), and if the same are so resolved by the Buyer and the Sellers’ Representative, the Adjustment Statements, with such changes as may have been agreed by the Buyer and the Sellers’ Representative shall be final, binding and conclusive. If the Buyer and the Sellers’ Representative are unable to resolve any disagreement with respect to an item included in a Protest Notice within thirty (30) days following Buyer’s receipt of the Protest Notice, then such dispute shall be submitted to a reasonably mutually agreed upon accounting firm of national reputation (the “Arbitrating Accountant”) for resolution in accordance with this Agreement. The Arbitrating Accountant will be instructed to send to the Buyer and the Sellers’ Representative, within thirty (30) days after the date on which such dispute is referred to such Arbitrating Accountant (or such later date as the Arbitrating Accountant may request), its determination on the specific Protest Notice matters in dispute which calculation shall be between the determinations prepared by the Sellers’ Representative (and included in the Protest Notice) and Buyer (and included in the Adjustment Statements prepared by it) and shall be final and binding on all parties. The Arbitrating Accountant will determine the allocation of the cost of the Arbitrating Accountant’s review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Arbitrating Accountant. For example, should the items in dispute total an amount equal to $1,000 and the Arbitrating Accountant awards $600 in favor of the Sellers’ Representative’s position, 60% of the costs of the Arbitrating Accountant’s review would be borne by Buyer and 40% of the costs of the Arbitrating Accountant’s review would be borne by the Sellers’ Representative from the Sellers’ Representative Expense Fund.

(d)  Within five (5) days after the final determination of the Adjustment Statements:

(i)     If the Final Closing Date Net Working Capital as finally determined pursuant to Sections 2.2(a), (b) and (c) above, as applicable, exceeds Target Closing Date Net Working Capital, then the Sellers’ Representative and the Buyer shall cause the Escrow Agent to pay $US 1 million to the Seller for further distribution to the Beneficial Sellers in accordance with the allocations percentages set forth in Column C of Annex A hereto.

(ii)     If the Final Closing Date Net Working Capital as finally determined pursuant to Sections 2.2(a), (b) and (c) above, as applicable, is less than the sum of (A) Target Closing Date Net Working Capital less (B) $US 50,000, (x) the Sellers’ Representative and the Buyer shall cause the Escrow Agent to pay such deficit to Buyer from the Escrow Fund (with the remainder of $US 1.0 million minus such deficit, if any, paid to the Seller for further distribution to the Beneficial Sellers in accordance with the allocations percentages set forth in Column C of Annex A hereto), and (y) and if the deficit exceeds $US 1 million, the Beneficial Sellers will pay any remaining deficiency in excess of $US 1 million to the Buyer on a pro rata basis in accordance with the allocations percentages set forth in Column D of Annex A hereto.

(e)  The parties agree that the Sellers’ Representative and any of the Sellers and their Affiliates may engage the Company’s accountants at Elliott Davis, LLC and its Affiliates to advise or represent them in connection with the determination of the Final Closing Date Net Working Capital and the matters addressed by this Section 2.2. Each party will enter into such waivers, indemnities and other agreements as Elliott Davis, LLC and its Affiliates shall reasonably require to permit Elliott Davis, LLC and its Affiliates to provide such advice or representation.

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(f)  The parties agree that any payments required under this Section 2.2 shall not be subject to offset for any reason.

(g)  As used in this Agreement:

(i)     “Cash on Hand” means all cash and cash equivalents of the Company determined in accordance with GAAP. For the avoidance of doubt, Cash on Hand will be calculated net of issued but uncleared checks and drafts and will include checks, other wire transfers and drafts deposited, available for deposit, in transit or otherwise received for the account of the Company.

(ii)     “Closing Date Net Working Capital” means the Net Working Capital as of the Valuation Date.

(iii)     “Net Working Capital” means (i) the sum of the current assets of the Company, including Cash on Hand, minus (ii) the sum of the current liabilities of the Company (excluding Indebtedness and Sellers’ Expenses), in each case subject to the adjustments (if any) set forth in the Example Calculation. The determination of Net Working Capital shall exclude (1) all assets, liabilities and obligations related to Sellers’ Expenses or Indebtedness, to the extent included as a reduction to the Purchase Price in accordance with Section 1(a), (2) all deferred Tax assets and liabilities and (3) any accounts receivable of the Company as of the Valuation Date still outstanding as of the date of the final resolution of the Adjustment Statements. An example of the calculation of Net Working Capital as of April 10, 2015 is set forth on Annex B hereto (the “Example Calculation”).

(iv)     “Target Closing Date Net Working Capital” means $US [Redacted – Amount].

3.  Representations and Warranties of the Sellers Individually. Each of the Sellers severally, not jointly and severally, and only as to himself or itself and not as to any other of the Sellers, represents and warrants to the Buyer as follows:

3.1  Interests Ownership; Authority. The Seller is the lawful owner of record and beneficially of 100% of the Interests free and clear of all pledges, liens, encumbrances, claims and other charges and restrictions thereon of every kind, including without limitation any agreements, subscriptions, options, warrants, calls, commitments or rights (contingent or otherwise) of any character granting to any person any interest in or right to acquire from the Seller at any time, or upon the happening of any stated event, any Interests owned by the Seller other than set forth in the Company’s Limited Liability Company Agreement, dated April 10, 2015 (the “LLC Agreement”) or requirements under applicable securities laws, rules or regulations. Such Beneficial Seller is the lawful owner of record and beneficially of the number and type of membership interests of the Seller set beside such Beneficial Seller’s name in Column A of Annex A hereto, free and clear of all pledges, liens, encumbrances, claims and other charges and restrictions thereon of every kind, including without limitation any agreements, subscriptions, options, warrants, calls, commitments or rights (contingent or otherwise) of any character granting to any person any interest in or right to acquire from such Beneficial Seller at any time, or upon the happening of any stated event, any membership interests owned by such Beneficial Seller other than set forth in the Seller’s Limited Liability Company Agreement, dated April 10, 2015 or requirements under applicable securities laws, rules or regulations. The Seller, such Beneficial Seller or Joe Pecora, as applicable, has full right, power and authority to execute, deliver and perform this Agreement. This Agreement has been duly executed and delivered by the Seller, such Beneficial Seller or Joe Pecora, as applicable. This Agreement constitutes the legal, valid and binding obligation of the Seller, such Beneficial Seller or Joe Pecora, as applicable, enforceable against him or it in accordance with its terms subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

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3.2 Validity of Contemplated Transactions; Etc. The execution, delivery and performance of this Agreement by the Seller, such Beneficial Seller or Joe Pecora, as applicable, will not contravene or violate (a) any law, rule or regulation to which the Seller, such Beneficial Seller or Joe Pecora, as applicable, is subject or (b) any judgment, order, writ, injunction or decree of any court, arbitrator or Governmental Authority which is applicable to the Seller, such Beneficial Seller or Joe Pecora, as applicable; nor will such execution, delivery or performance violate, be in conflict with or result in the breach (with or without the giving of notice or lapse of time, or both) of any term, condition or provision of, or require the consent of any other party to, any contract, commitment, agreement, lease, license, permit, authorization, document or other understanding, oral or written, to or by which the Seller, such Beneficial Seller or Joe Pecora, as applicable is a party or otherwise bound. Except as set forth on Schedule 3.2 hereto, no authorization, approval or consent of, and no registration or filing with, any Governmental Authority is required in connection with the execution, delivery and performance of this Agreement by the Seller, such Beneficial Seller or Joe Pecora, as applicable, other than those that the failure to obtain would not be material.

For purposes of this Agreement, “Governmental Authority” means the United States, any state, commonwealth or other governmental jurisdiction, any governmental authority, and any political subdivision or agency thereof.

3.3 No Claims Against the Company. As of the date of this Agreement, the Seller, such Beneficial Seller or Joe Pecora, as applicable, does not to its, his or her actual knowledge, have any claim, either accrued, absolute, contingent or otherwise, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, against the Company for any reason except, in the case of Joe Pecora and any Beneficial Seller who is an employee of the Company, for unpaid reimbursable expenses, compensation and benefits in the ordinary course or otherwise pursuant to the contractual agreements with the Company listed on Schedule 3.3 hereto.

3.4 Financial Information. With respect to each Beneficial Seller, such Seller has provided to the Buyer certain financial information and such financial information presents fairly in all material respects the financial condition of such Seller as of the date thereof, and since such date the financial condition of such Seller has not materially deteriorated in a manner that would reasonably likely prevent such Seller from complying with his or its obligations hereunder.

4.   Representations and Warranties of the Beneficial Sellers Regarding the Company. Except as set forth on the Schedules, which are delivered by the Beneficial Sellers concurrently with the execution of this Agreement and attached hereto (the “Schedules”), the Beneficial Sellers, severally but not jointly, represent and warrant to the Buyer as follows:

4.1 Corporate Existence. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, and it has all requisite power and authority and all necessary licenses, permits and authorizations to carry on its business as it has been and is now being conducted and to own, lease and operate the properties used in connection therewith except where the failure to have such power and authority or to be so qualified would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 11.19). Except for the jurisdictions set forth on Schedule 4.1 hereto, the Company is not required to be qualified as a foreign corporation authorized to do business in any other jurisdiction, except where the failure to have such power and authority or to be so qualified would not be material to the Company.

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4.2  Capitalization.

(a)  The total issued and outstanding capitalization of the Company and the Parent are set forth on Schedule 4.2 hereto. All of the Interests of the Company and the Parent have been duly authorized and validly issued, are fully paid and non-assessable, were not issued in violation of the terms of any agreement or other understanding binding upon the Company and the Parent, respectively, and such Interests were issued (and the Reorganization was consummated) in compliance with all applicable governing documents of the Company and the Parent, respectively, and all applicable federal, state and foreign securities laws, rules and regulations. Except pursuant to the LLC Agreement, there are, and have been, no preemptive rights with respect to the issuance of the Interests or any other membership interests of the Company that were not otherwise waived in connection with prior unit issuances. All redemptions and repurchases of membership interests by the Company, each of which is listed and described on Schedule 4.2 hereto, have been completed in accordance with law and the terms thereof, and the Company does not have any liability or obligation of any nature in connection therewith. Except as set forth in the LLC Agreement or on Schedule 4.2 hereto, the Company is not a party to, and has never entered into or made, any agreement, contract or commitment in connection with any redemption or repurchase of shares of membership interests.

(b)  The Reorganization was consummated pursuant to a merger of a limited liability company, wholly-owned by Seller (“MergeCo”), with and into the Company in which (i) the Company was the surviving company, (ii) the prior members of the Company received membership interests in the Seller and (iii) the Seller became the sole member of the Company.

(c)  There is no outstanding subscription, option, warrant, convertible security, call, commitment, agreement or right (contingent or otherwise, and whether or not exercisable or vested) of any character to purchase or otherwise acquire from the Company or any Seller any membership interests of, or any securities convertible into membership interests of, the Company (each, an “Outstanding Interests Right”) immediately following the Closing.

4.3  No Interest in Other Entities. The Company has no direct or indirect subsidiaries. Prior to the Closing Date, Innocutis Medical, LLC, a South Carolina limited liability company (“Innocutis Medical”), and Innocutis Holdings, LLC, a Tennessee limited liability company (“Innocutis Tennessee” and, together with Innocutis Medical, the “Subsidiaries” and each a “Subsidiary”), both of which were subsidiaries of the Company, were dissolved in accordance with all applicable laws, and at the times of their dissolution and now the Subsidiaries did not have any liabilities or obligations. Innocutis Tennessee never conducted any operations or activities. [Redacted – Commercially sensitive information].

4.4  Financial Statements. (a) The Sellers have delivered to the Buyer prior to the date hereof the audited balance sheet of the Company as of December 31, 2014 and 2013 and the related audited statements of income and retained earnings and cash flows for the 12-month periods then ended (the “Company Financials”). The Company Financials, true and complete copies of all of which are attached hereto as Schedule 4.4, are in all material respects accurate and complete and in accordance with the books and records of the Company and present fairly in all material respects the financial position and assets and liabilities of the Company as of their respective dates and the results of their operations and their cash flows for the periods then ended, in conformity with U.S. generally accepted accounting principles (“GAAP”).

(b)   The accounting books and records maintained by the Company, and upon which all of the Company Financials are based, are true, correct and complete in all material respects and accurately reflect in all material respects all of its items of income and expense, assets, liabilities and businesses. To the Knowledge of the Sellers, the Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that material transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets.

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4.5  Accounts Receivable. All accounts receivable of the Company are valid and genuine, arise out of bona fide sales and deliveries of goods, performance of services or other business transactions, and to the Knowledge of the Sellers are not subject to any valid defenses, set-offs or counterclaims other than normal returns and allowances.

4.6  Inventory and Equipment. All inventory and equipment of the Company identified in the Company Financials (a) was acquired in accordance with the regular business practices of the Company, and (b) except as set forth on Schedule 4.6 hereto, consisted and consist of items of a quality and quantity useable in all material respects in the ordinary course of its business consistent with past practice, subject to normal wear and tear and routine maintenance and (c) was and is valued in conformity with GAAP applied on a consistent basis.

4.7  Absence of Undisclosed Liabilities. (a) The Company is not liable for or subject to any liability except for:

(i)       those liabilities and obligations reflected on the December 31, 2014 balance sheet included in the Company Financials to the extent not heretofore paid or discharged;

(ii)       those liabilities and obligations arising in the ordinary course of its business consistent with past practice under any contract, commitment or agreement specifically disclosed on any Schedule to this Agreement or not required to be disclosed thereon because of the term or amount involved or otherwise;

(iii)       those liabilities and obligations incurred, consistent with past practice, in the ordinary course of its business since December 31, 2014, which liabilities and obligations in the aggregate are of a character and magnitude in all material respects consistent with past practice; and

(iv)      those liabilities and obligations listed on Schedule 4.7 hereto.

For purposes of Sections 4.7 and 9.1 hereof, the term “liabilities” shall include without limitation any direct or indirect liability, indebtedness, guaranty, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, either accrued, absolute, contingent or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

(b)  The Company does not have any liability for any dividend or other distribution to any shareholder or member in respect of its equity interests.

4.8  Existing Condition. Except as disclosed on Schedule 4.8 hereto, since December 31, 2014, the Company has been operated in the ordinary course of business consistent with past practice and the Company has not:

(a)  sold, assigned or transferred any of its material assets or properties except in the ordinary course of its business consistent with past practice;

(b)  made or suffered any amendment to or termination of any contract that would be required to be disclosed on Schedule 4.15 hereto;

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(c)  made or committed to make any capital expenditures in excess of $US 15,000 individually or $US 50,000 in the aggregate;

(d)  paid any bonuses or committed to pay any bonuses;

(e)  declared, made, paid or otherwise become committed to make or pay any dividend or other distribution in favor of any of the Sellers in respect of his, her or its capital stock or membership interests;

(f)   redeemed, purchased or otherwise acquired any of its membership interests or capital stock;

(g)  hired any new employees or made any offers of employment to any person at a base salary in excess of $US 150,000;

(h)  created, incurred, assumed or guaranteed any indebtedness for money borrowed or incurred any other liabilities exceeding $US 100,000 in the aggregate except for current liabilities incurred consistent with past practice;

(i)  suffered any damage, destruction or loss, whether or not covered by insurance, (i) materially and adversely affecting its business, results of operations, assets, liabilities or financial condition or (ii) of any item carried on its books of account at more than $US 10,000;

(j)  made any material, long-term commitments with respect to the Company or its business other than in the ordinary course of business consistent with past practice in excess of $US 100,000;

(k)  suffered any Company Material Adverse Effect; or

(l)  entered into any transaction other than in the ordinary course of its business consistent with past practice.

4.9  Assets and Properties. (a) The Company does not own any real property. Schedule 4.9 hereto contains a description of each parcel of real property leased or subleased by the Company or in which the Company has any real estate interest and each lease agreement under which the Company has any direct or indirect leasehold interest in any real property (collectively, “Real Property”). Schedule 4.9 hereto also contains a list of all inventory and equipment owned by the Company as of December 31, 2014. The Company owns outright, has good, valid and marketable title to and is in possession of all of its owned Real Property and other owned properties and assets, whether real, personal or mixed, including without limitation all of the properties and assets reflected in the Company Financials and those acquired since December 31, 2014 (except in each case for properties and assets sold or otherwise disposed of since December 31, 2014 in the ordinary course of its business consistent with past practice), free and clear of all mortgages, liens, pledges, security interests, charges, claims, restrictions and other encumbrances and defects of title of any nature whatsoever, except liens for (i) current Taxes that are not yet due and payable and items disclosed on Schedule 4.9 hereto or that are being contested in good faith and for which appropriate reserves have been established on the Company Financials, (ii) covenants, restrictions, conditions, easements, rights of way, zoning ordinances and other similar liens affecting Company leased Real Property, in each case which do not detract from the value of, or impair in any respect the existing use of, the Company leased Real Property except in a de minimis respect, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable laws, and (iv) statutory liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented and statutory liens in favor of carriers, warehousemen, mechanics and materialmen, or other similar liens incurred in the ordinary course of business consistent with past practice.

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(b)  The assets, Real Property, Intellectual Property, Technology, agreements, contracts, commitments, licenses, permits and other rights of the Company are all of the material assets, Real Property, Intellectual Property, Technology, agreements, contracts, commitments, licenses, permits and other rights necessary and sufficient: (i) for the operation of the businesses of the Company in substantially the same manner as currently conducted and (ii) for the Company to operate such businesses on a stand-alone basis after the Closing in all material respects consistent with past practices; provided, however, that the Sellers are not making any representation or warranty pursuant to this Section 4.9(b) regarding whether the Company’s cash and other working capital items are sufficient.

(c)  All material facilities, buildings, vehicles, equipment, furniture and fixtures, leasehold improvements and other material items of tangible personal property (excluding inventory) owned, leased or used by the Company are in good operating condition and repair, subject to normal wear and tear and routine maintenance, are useable in all material respects in the manner in which they are presently being used.

(d)  Since January 1, 2013, no written notice has been received by any Seller or the Company from the holder of any mortgage or from any insurance company that has issued a policy with respect to the Real Property or by any Board of Fire Underwriters, or other body exercising similar functions, claiming any material defects or deficiencies with respect to the Real Property, or requesting performance of any material demolition, repairs, alterations or other work to the Real Property.

(e)  No public or private nuisance condition currently exists on or with respect to the Real Property.

4.10  Tax Matters. (a) Except as set forth in Schedule 4.10(a), the Company and the Subsidiaries have filed all income and other material Tax Returns (as defined in Section 4.10(j) hereof) required to be filed under applicable laws. All such Tax Returns were true, correct and complete in all material respects and were prepared in substantial compliance with all applicable laws. All material Taxes (as defined in Section 4.10(j) hereof) owed by the Company and the Subsidiaries have been paid (whether or not shown on any Tax Return). Neither the Company nor either Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No written claim has been made in the last three (3) years by an authority in a jurisdiction where the Company or a Subsidiary does not file Tax Returns that the Company or the respective Subsidiary, or its operations, is or may be subject to taxation by that jurisdiction. There are no mortgages, liens, pledges, security interests, charges, claims, restrictions and other encumbrances and defects of title of any nature whatsoever for Taxes (other than current Taxes not yet due and payable) upon any of the assets of the Company or a Subsidiary.

(b)  The Company has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, member, or other third party.

(c)  No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any Subsidiary, or the activity of the Company or any Subsidiary. Neither the Company nor any Subsidiary has received from any foreign, federal, state, or local taxing authority (including jurisdictions where the Company or a Subsidiary has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or a Subsidiary.

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(d)  The Company has made available to the Buyer true, correct and complete copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company.

(e)  The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f)  The Company is not obligated to make any payments after the Closing nor is it a party to any agreement that under certain circumstances could obligate it to make any payments after the Closing that will not be deductible under sections 404 or 162 of the Code or that will trigger the imposition of penalty taxes under Section 409A of the Code. The Company has not been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code. The Company is not a party to any tax allocation or sharing agreement. The Company has no liability for the Taxes of any person under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor, by contract or otherwise.

(g)  The unpaid Taxes of the Company and the Subsidiaries (i) as of December 31, 2014 do not exceed the reserve for Tax liability (rather than any reserve for deferred taxes established to reflect timing differences between book and tax income), if any, set forth on the face of the Company Financials (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing in accordance with the past custom and practice of the Company and the Subsidiaries.

(h)  The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations section 1.1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) position on a Tax Return that could give rise to a penalty under section 6662 of the Code.

(i)  The Company (together with all predecessor entities) has, since formation, always been classified for U.S. federal income tax purposes (and any corresponding state and local Tax purposes) either as a disregarded entity within the meaning of Treasury Regulation sections 301.7701-2 and 301.7701-3 or a partnership as defined in section 761 of the Code. Neither the Seller, the Company nor MergeCo has ever made any election, nor will make any election, to be classified as an association taxable as a corporation for U.S. federal income tax purposes (and any corresponding state and local Tax purposes). Except as disclosed on Schedule 4.10(i), each Subsidiary (together with all predecessor entities) has, since formation, always been classified for federal income tax purposes (and any corresponding state and local Tax purposes) as a disregarded entity within the meaning of Treasury Regulation sections 301.7701-2 and 301.7701-3.

(j)  For purposes of this Agreement, “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person; and “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof. The Company and each Subsidiary filed or caused to be timely filed, all reports or returns required to be filed by any unclaimed property or similar law, and have remitted all amounts due pursuant thereto. All citations to provisions of the Code, or to the Treasury Regulations promulgated thereunder, include any amendments thereto and any substitute or successor provisions thereto.

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4.11     Legal Proceedings; Etc. Except as disclosed on Schedule 4.11 hereto, there are no disputes, claims, actions, suits or proceedings (including without limitation local zoning or building ordinance proceedings), arbitrations or investigations, either administrative or judicial, pending or, to the Knowledge of the Sellers, threatened, by or against or involving the Company, any Subsidiary or its assets or businesses, before or by any court or Governmental Authority, or before an arbitrator of any kind. To the actual Knowledge of the Sellers (without obligation of inquiry), no condition or state of facts or the occurrence of any event that would reasonably be expected to form the basis of any bona fide material dispute, claim, action, suit, proceeding or arbitration against the Company. The Company is not a party to the provisions of any judgment, order, writ, injunction or decree of any court, arbitrator or governmental or regulatory official, body or authority.

4.12     Compliance with Law. Except as disclosed in Schedule 4.12, the Company and each Subsidiary have since January 1, 2011, in all material respects, complied with each, and is not in material violation of any, law, rule or regulation to which it or its business is, or its operations, assets or properties are, subject and has not failed to obtain or materially adhere to the requirements of any material license, permit or other authorization necessary to the ownership of its assets and properties or to the conduct of its business. Without limiting the generality of the foregoing, no director, manager, officer, employee or, to the Knowledge of the Sellers, any agent of or any consultant to the Company, or any other person authorized to act on behalf of the Company, has unlawfully offered, paid or agreed to pay, directly or indirectly, any money or anything of value to or for the benefit of any individual who is or was an official or employee or candidate for office of the government of any country or any political subdivision, agency or instrumentality thereof or any employee or agent of any customer or supplier of the Company.

4.13     Validity of Contemplated Transactions; Etc.

(a)  Except as disclosed in Schedule 4.13(a) hereto, the execution, delivery and performance of this Agreement by the Sellers will not contravene or violate (i) any law, rule or regulation to which the Company is subject, (ii) any judgment, order, writ, injunction or decree of any court, arbitrator or Governmental Authority which is applicable to the Company or (iii) the charter documents of the Company; nor will such execution, delivery or performance violate, be in conflict with or result in the breach (with or without the giving of notice or lapse of time, or both) of any term, condition or provision of, or require the consent of any other party to, any contract, commitment, agreement, lease, license, permit, authorization, document or other understanding listed on Schedule 4.15 hereto, or give any party with rights thereunder the right to terminate, modify, accelerate, renegotiate or otherwise change any of the existing rights or obligations of the Company thereunder.

(b)  Except as disclosed in Schedule 4.13(a) hereto, the Reorganization was consummated in accordance with all legal, contractual and other requirements and did not contravene or violate (i) any law, rule or regulation to which the Company was then subject, (ii) any judgment, order, writ, injunction or decree of any court, arbitrator or Governmental Authority which was then applicable to the Company or (iii) the charter documents of the Company; nor did the Reorganization violate, conflict with or result in the breach (with or without the giving of notice or lapse of time, or both) of any term, condition or provision of, or require the consent of any other party to, any contract, commitment, agreement, lease, license, permit, authorization, document or other understanding listed on Schedule 4.15 hereto, or give any party with rights thereunder the right to terminate, modify, accelerate, renegotiate or otherwise change any of the existing rights or obligations of the Company thereunder.

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4.14     Insurance. Schedule 4.14 hereto contains a true, correct and complete description of the insurance coverage (including any deductible amounts) in effect with respect to the Company and its business and properties, together with a description of each insurance claim in excess of $US 10,000 made by the Company or any Subsidiary during the past five years. There has been no default under any such coverage, nor has there been any failure to give any notice or present any material claim under any such coverage in a timely fashion or in the manner or detail required by the policy or binder. There are no outstanding unpaid premiums other than premiums accrued but not yet payable in the ordinary course of business of the Company and any Subsidiary. No written notice of cancellation or nonrenewal with respect to, or disallowance of any claim under, any such coverage has been received by the Company or any Subsidiary. There are no outstanding performance bonds or other surety arrangements covering or issued for the benefit of the Company or its businesses or as to which the Company has or may incur any liability.

4.15     Contracts and Commitments. Except as listed and described on Schedule 4.15 hereto or, in the case of benefit plans and arrangements, Schedule 4.18 hereto, the Company is not a party to or otherwise bound by any written or binding oral:

(a)  agreement, contract or commitment with any present or former member, manager, director, officer, employee or consultant or for the employment of any person, including without limitation any consultant (excluding any “at will” employment agreements which can be terminated without advance notice or any liability except pursuant to applicable law or Company Plans);

(b)  agreement, contract, commitment or arrangement with any labor union or other representative of employees;

(c)  agreement, contract or commitment for the purchase of, or payment for, supplies or products, or for the performance of services by a third party, involving in any one case $US 100,000 or more;

(d)  agreement, contract or commitment to sell or supply products or to perform services, involving in any one case $US 100,000 or more;

(e)  agreement, contract or commitment (i) providing for payments based upon the revenues or profits of the Company or any other entity or (ii) continuing over a period of more than six months from the date hereof;

(f)  representative or sales agency agreement, contract or commitment;

(g)  lease under which it is either lessor or lessee;

(h)  note, debenture, bond, conditional sale agreement, equipment trust agreement, letter of credit agreement, loan agreement or other agreement or contract, commitment or arrangement for the borrowing or lending of money (including without limitation loans to or from officers, directors, any Seller, any investor in any Seller or any member of any of their immediate families), agreement, contract, commitment or arrangement for a line of credit or guarantee, pledge or undertaking relating in any manner whatsoever of or to the indebtedness of any other person;

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(i)  agreement, contract or commitment with any Governmental Authority or for any political or charitable contribution;

(j)  agreement, contract or commitment for any capital expenditure in excess of $US 10,000;

(k)  agreement, contract or commitment limiting or restraining it from engaging or competing in any lines of business with any person, nor, to the Knowledge of the Sellers, is any officer of the Company subject to any such agreement;

(l)  license, franchise, distributorship or other similar agreement, contract or commitment requiring payments from or to the Company in excess of $US 50,000 per annum, including without limitation those which relate in whole or in part to any patent, trademark, trade name, service mark, or copyright or application(s) or registration(s) for any of the foregoing, or to any ideas, technical assistance or other know-how or any other Intellectual Property of or used by the Company, but excluding agreements for Technology that is generally commercially available or subject to “shrink-wrap” or “click-through” license agreements, terms of use or service, or pre-installed in hardware in the ordinary course of business; or

(m)  material agreement, contract or commitment not made in the ordinary course of its business.

Except as may be disclosed on Schedule 4.15 hereto, each of the agreements, contracts, commitments, arrangements, leases and other instruments, documents and undertakings listed on Schedule 4.15 hereto, or not required to be listed thereon because of the term or amount involved or otherwise, is valid and enforceable in accordance with its terms subject in each case to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), and the Company, and to the Knowledge of the Sellers, the other parties thereto, are in material compliance with the provisions thereof. Neither the Company nor, to the Knowledge of the Sellers, the other part(ies) thereto are in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained therein, and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a material default thereunder. There are no outstanding or threatened disputes in writing with respect to any such agreement, contract, commitment, arrangement, lease or other instrument. To the Knowledge of the Sellers, there are no negotiations of or attempts to renegotiate material outstanding rights to any material amounts paid or payable by or to any Seller under the agreements, contracts, commitments, arrangements, leases and other instruments disclosed on Schedule 4.15.

4.16     Additional Information. Schedule 4.16 hereto contains, to the extent not described in some other Schedule hereto, accurate lists or summary descriptions of the following:

(a)  all vehicles, equipment, furniture and fixtures, leasehold improvements and other material items of personal property owned or leased by the Company with an initial non-depreciated book value of at least $US 10,000, specifying which are owned and which are leased and, with respect to leased property, specifying the identity of the lessor, the rental rate and the unexpired term of the lease, and also specifying serial numbers (where appropriate) and location;

(b)  all real property and interests in real property owned, leased or otherwise held by the Company, specifying which are owned, leased or otherwise held and, with respect to leased property, specifying the identity of the lessor, the rental rate and the unexpired term of the lease;

(c)  the names of all present directors and managers of the Company;

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(d)  the names and current annual salaries or hourly rates of all present officers and employees of the Company together with a statement of the full amount of any bonuses, profit sharing or other remuneration paid to each such person and to any director or manager during the current or the last fiscal year or anticipated to be payable to each such person for the remainder of the Company’s current fiscal year (based on currently existing employment arrangements);

(e)  the names and addresses of each bank and other financial institution or fund in which the Company maintains an account (whether checking, savings, money market or otherwise), lock box or safe deposit box, and the account numbers and names of persons having signing authority or other access with respect thereto;

(f)  all material licenses, permits and governmental authorizations issued to or otherwise held by the Company;

(g)  the names of all persons authorized to borrow money or incur or guarantee indebtedness on behalf of the Company; and

(h)  the names of all persons holding powers of attorney from the Company and a summary statement of the terms thereof.

4.17     Labor Matters. There are no material labor controversies, grievances, troubles or disputes, in any manner or form whatsoever, pending or threatened against the Company, and to the Knowledge of the Sellers there are no facts that would be likely to give rise to such a controversy, trouble, grievance or dispute. There is no union representing the interests of any employees of the Company, and to the Knowledge of the Sellers, there are no employees of the Company currently seeking union representation. To the Knowledge of the Sellers there is no union currently seeking to represent such employees. Within the past five years, neither the Company nor any Subsidiary has committed any unfair labor practice, as defined in the National Labor Relations Act, as amended, in each case except as would not be material to the Company. The relations of the Company with its employees are good in all material respects. The Company is in material compliance with all applicable federal, state and local laws respecting employment and employment practices, including without limitation laws relating to employment discrimination and sexual harassment.

4.18     Benefit Plans and Arrangements.

(a)  Schedule 4.18(a) hereto lists all employee benefit plans (within the meaning of section 3(3) of the Employees Retirement Income Security Act of 1974, as amended (“ERISA”)), and other policies or arrangements relating to one or more employees of the Company or a Benefits Affiliate (as defined in this Section 4.18), whether or not they are or are intended to be (i) covered or qualified under the Code, ERISA or any other applicable law, (ii) funded or unfunded or (iii) generally available to any or all employees (or former employees) of the Company and/or one or more of its Benefits Affiliates (and/or their beneficiaries or dependents), which were or are established, contributed to or maintained by the Company and/or one or more of its Benefits Affiliates, including without limitation welfare, fringe benefit, pension, profit sharing, retirement, stock purchase, stock option, stock bonus, disability or wage continuation, sick pay or vacation pay, supplemental unemployment, severance or deferred compensation plans (the “Plans”). For purposes of this Section 4.18 only, the term “Benefits Affiliate” shall include (i) any corporation which is a member of a controlled group of corporations (as defined in section 414(b) of the Code) which includes the Company, (ii) any trade or business (whether or not incorporated) which is under common control (as defined in section 414(c) of Code) with the Company, (iii) any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in section 414(m) of the Code) which includes the Company and (iv) any other entity required to be aggregated with the Company pursuant to the regulations issued under section 414(o) of the Code.

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(b)  The Sellers have delivered or made available to the Buyer true, correct and complete copies of (i) all documents governing the Plans, and all amendments thereto, (ii) all reports filed by the Company, a Benefits Affiliate or a Plan official with the United States Department of Labor, the Internal Revenue Service (the “IRS”) or any other federal or state regulatory agency with respect to a Plan, (iii) all summary plan descriptions, notices and other reporting and disclosure material furnished to participants in any of the Plans, (iv) all actuarial, accounting and financial reports, if any, prepared with respect to any of the Plans and (v) all currently effective IRS ruling or determination or opinion letters regarding any of the Plans.

(c)  Except as set forth on Schedule 4.18(c) hereto, the Plans and provisions thereof, any trusts created thereby and the operation of the Plans are (and at all times have been) in material compliance with and materially conform (and at all times have been in material compliance and materially conformed) to the applicable provisions of the Code, ERISA and all other applicable statutes and governmental rules and regulations.

(d)  The Plans marked on Schedule 4.18(d) hereto as “Qualified Plans” are the only Plans that are intended to meet the requirements of section 401(a) of the Code (a “Qualified Plan”). Neither the Company nor its Benefits Affiliates nor any Subsidiary has ever maintained or contributed to any other Qualified Plan. Each of the Qualified Plans has either received a favorable determination letter from the IRS, or may rely on an opinion letter issued by the IRS to the sponsor of a master, prototype, volume submitter or similar plan. To the Knowledge of the Sellers, nothing has occurred with respect to the design or operation of any Qualified Plan that would cause the loss of such qualification or exemption or the imposition of any material liability, lien, penalty or tax under ERISA or the Code, and the Qualified Plans have been timely amended to materially comply with current laws and regulations.

(e)  With respect to each Plan, no material non-exempt “prohibited transaction” (within the meaning of section 4975 of the Code or section 406 of ERISA) or material breach of any fiduciary duty described in section 404 of ERISA has occurred that could result in any material liability, direct or indirect, for the Company or a Benefits Affiliate or to the Knowledge of the Sellers, any member, manager, officer or employee of the Company or a Benefits Affiliate. The Company and its Benefits Affiliates have timely paid all amounts that the Company is required to pay as contributions to the Plans. No Plan provides for the investment in stock of the Company or a Benefits Affiliate.

(f)  Except as set forth on Schedule 4.18(f) hereto, the Company and its Benefits Affiliates have not incurred any liability for any excise, income or other taxes or penalties with respect to any Plan, and, to the Knowledge of the Sellers, no event has occurred and no circumstance exists or has existed that would reasonably be expected to give rise to any such liability. There are no pending, or to the Knowledge of the Sellers, threatened claims by or on behalf of any Plans, or by or on behalf of any participants in or beneficiaries of any Plans or other persons, alleging any material breach of fiduciary duty on the part of the Company or any Benefits Affiliate or, to the Knowledge of the Sellers, any of their officers, directors or employees under ERISA or any applicable law, or claiming benefit payments other than those made in the ordinary operation of such Plans. No Plan is presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor or any other governmental entity, and no matters are pending with respect to any Plan under any IRS program.

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(g)  Except as required by applicable law or as disclosed on Schedule 4.18(g) hereto, no Plan contains any provision that would prohibit the transactions contemplated by this Agreement or that would give rise to any vesting of benefits, severance, termination, or other payments or liabilities as a result of the transactions contemplated by this Agreement. No plan triggers the imposition of penalty taxes under section 409A. Each Plan that is subject to section 409A of the Code has been maintained and operated in good faith based on IRS guidance with respect to section 409A of the Code and has been amended to materially comply with section 409A of the Code. No Company or Benefits Affiliate has declared or paid any bonus compensation in contemplation of the transactions contemplated by this Agreement.

(h)  Neither the Company nor any Benefits Affiliate has made any plan or commitment, whether or not legally binding, to create any additional Plan or to modify or change any existing Plan. All Plans may be amended or terminated without penalty by the Company or any Benefits Affiliate at any time on or after the Closing in accordance with applicable legal requirements.

(i)  All persons classified by the Company or any Benefits Affiliate as independent contractors satisfy and have at all times satisfied the requirements of applicable law to be so classified; the Company and its Benefits Affiliate have fully and accurately reported their compensation on IRS Forms 1099 when required to do so; and neither the Company nor any Benefits Affiliate has any obligations to provide benefits with respect to such persons under Plans or otherwise. No individuals are currently providing, or have ever provided, services to the Company or any Benefits Affiliate pursuant to a leasing agreement or similar type of arrangement, nor has the Company nor any Benefits Affiliate entered into any arrangement whereby such services will be provided.

(j)  No Plan is, and neither the Company nor any Benefits Affiliate has any liability, actual or contingent with respect to any Plan that is, (i) a defined benefit pension plan subject to Title IV of ERISA, (ii) a multiemployer pension plan, as that term is defined in sections 4001(a)(3) and 3(37) of ERISA, (iii) a plan providing life, health or medical benefits to retired or terminated employees (other than as required by sections 601-608 of ERISA) or (iv) a “multiple employer welfare arrangement” as defined in section 3(40) of ERISA.

(k)  With respect to any Plan that is an employee welfare benefit plan (within the meaning of section 3(1) of ERISA) (a “Welfare Plan”), (i) each Welfare Plan for which contributions are claimed as deductions under any provision of the Code is in compliance with all applicable requirements pertaining to such deductions and (ii) any Plan that is a group health plan (within the meaning of section 5000(b)(1) of the Code) complies, and has complied, in all material respects, with all of the requirements of ERISA and section 4980B of the Code.

4.19     Environmental Matters. Except as disclosed on Schedule 4.19 hereto, (a) no releases of Hazardous Materials (as defined in this Section 4.19) have occurred at or from any property owned, operated, leased or otherwise used by the Company, (b) there are no pending or threatened (in writing) Environmental Claims (as defined in this Section 4.19) against the Company, (c) there are no underground storage tanks owned by the Company, or located at any property owned, operated, leased or otherwise used by the Company, (d) to the Knowledge of the Sellers, there are no facts, circumstances, or conditions that could reasonably be expected to restrict, under any Environmental Law or Environmental Permit (each as defined in this Section 4.19) in effect prior to or at the Closing Date, the ownership, occupancy, use or transferability of any property owned, operated, leased or otherwise used by the Company, or to give rise to any legal liability of the Company under Environmental Laws pertaining to any property now owned, operated, leased or otherwise used by the Company, (e) the Company has not received a written request under any Environmental Laws for information relating to any property now or at any prior time owned, operated, leased or otherwise used by the Company, (f) there are no unsatisfied financial assurance or closure requirements under Environmental Laws pertaining to any property now owned, operated, leased or otherwise used by the Company, (g) none of the properties owned, operated, leased or otherwise used by the Company, are now listed on the National Priorities List of sites under the Comprehensive Environmental Response, Compensation and Liability Act, as amended (42 U.S.C. §9601 et seq.) (“CERCLA”), the CERCLA Information System, or any comparable state or local environmental database, (h) there is no asbestos-containing material, lead-based paint or equipment containing polychlorinated biphenyls located at any of the facilities or properties now owned, operated, leased or otherwise used by the Company, (i) the Company has not provided information to any Governmental Authority of any actual, threatened or suspected releases of Hazardous Materials or any violation of an Environmental Permit or other requirement of Environmental Laws and (j) there is no liability with respect to the cleanup or investigation at any facility or property at which the Company disposed or arranged for the disposal or treatment (with a transporter or otherwise) of Hazardous Materials. As used in this Agreement:

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(i)     “Environmental Claims” means any and all administrative or judicial actions, suits, orders, claims, liens, notices, investigations, violations or proceedings related to any applicable Environmental Law or any Environmental Permit brought, issued or asserted by a Governmental Authority or third party for compliance, damages, penalties, removal, response, remedial or other action pursuant to any applicable Environmental Law or for personal injury or property damage resulting from the release of a Hazardous Material at, to or from any facility or property of the Company, or any facility or property at which the Company disposed or arranged for the disposal or treatment (with a transporter or otherwise) of Hazardous Materials, including without limitation employees of the Company seeking damages for exposure to Hazardous Materials;

(ii)     “Environmental Laws” means any and all federal, state and local laws, statutes, ordinances, codes, rules and regulations related to protection of the environment, natural resources, safety or health or the handling, use, recycle, generation, treatment, storage, transportation or disposal of Hazardous Materials, and any common law cause of action relating to the environment, natural resources, safety, health or the management of or exposure to Hazardous Materials;

(iii)     “Environmental Permits” means any and all permits, licenses, approvals, authorizations and consents required by any Governmental Authority under any applicable Environmental Laws and includes any and all orders, consent orders or binding agreements issued or entered into by a Governmental Authority under any applicable Environmental Law; and

(iv)     “Hazardous Materials” means any and all hazardous, toxic or radioactive substances, materials and wastes which are regulated by any state or local Governmental Authority or the United States of America, including without limitation any material or substance that is: (A) defined as a “hazardous substance”, “regulated substance” or “solid waste” under applicable state law, (B) petroleum, petroleum products or wastes, (C) asbestos, (D) designated as a “hazardous substance” pursuant to section 311 of the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251 et seq. (33 U.S.C. § 1321), (E) defined as a “hazardous waste” pursuant to section 1004 of the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901 et seq. (42 U.S.C. §6903), (F) defined as a “hazardous substance” pursuant to section 101 of the CERCLA, (G) defined as a “regulated substance” pursuant to section 9001 of the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901 et seq. (42 U.S.C. §6991) or (H) otherwise regulated under the Toxic Substances Control Act, as amended, 15 U.S.C. §2601 et seq., the Clean Air Act, as amended, 42 U.S.C. §7401 et seq., the Hazardous Materials Transportation Act, as amended, 49 U.S.C. §1801 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, as amended, 7 U.S.C. §136 et seq., the Emergency Planning and Community Right-to-Know Act, as amended, 42 U.S.C. §11001 et seq., the Safe Drinking Water Act, as amended, 42 U.S.C. §300(f) et seq., or the Occupational Safety and Health Act, as amended, 29 U.S.C. §651 et seq.

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4.20     Intellectual Property Matters. (a) Schedule 4.20(a) hereto sets forth a complete list of all Registered Intellectual Property Rights (as hereinafter defined in this Section 4.20(a)) and specifies the jurisdictions in which such Registered Intellectual Property Rights have been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners. None of the Company-Owned Intellectual Property (as hereinafter defined in this Section 4.20(a)) has been registered for copyright protection with the US Copyright Office or any foreign office. Schedule 4.20(a) hereto also lists any pending proceedings or actions before any court or tribunal (including the PTO or equivalent authority anywhere in the world) related to any of Registered Intellectual Property Rights. As used in this Agreement:

(i)     “Company-Owned Intellectual Property” means all material Intellectual Property developed by (or on behalf of) and proprietary to the Company, including Company-Owned Technology.

(ii)     “Company-Owned Technology” means all material Technology developed by (or on behalf of) and proprietary to the Company.

(iii)     “Company Intellectual Property” means all Company-Owned Intellectual Property and Company-Owned Technology, and Intellectual Property licensed to the Company from a third party, and all other Intellectual Property, each to the extent used in and material to the operation of the business of the Company as presently conducted.

(iv)     “Intellectual Property” means any or all of the following and all rights therein, arising out thereof, or associated therewith: (A) all US and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, foreign counterparts, improvements thereto, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures (collectively, “Patents”), (B) all trade secrets and other rights in know-how and confidential or proprietary information, including proprietary customer lists, supplier lists, product plans, and service plans (collectively, “Trade Secrets”), (C) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world, and any renewals, modifications and extensions thereof (collectively, “Copyrights”), (D) all rights in World Wide Web addresses and domain names and applications and registrations therefor, all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor, brand names, trade dress, and all goodwill associated therewith throughout the world and any renewals thereof (collectively, “Trademarks”) and (E) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

(v)     “IP License” means a material license, sublicense or other agreement for Intellectual Property material to the conduct of the Company’s business as currently conducted requiring annual license fee payments from the Company in excess of $US 50,000 per annum, excluding agreements for Technology that is generally commercially available or subject to “shrink-wrap” or “click-through” license agreements, terms of use or service, or pre-installed in hardware in the ordinary course of business.

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(vi)     “Registered Intellectual Property Rights” means, with respect to Company-Owned Intellectual Property, all US, international and foreign: (A) Patents, including applications therefor, (B) registered Trademarks, applications to register Trademarks, including intent-to-use applications, (C) Copyright registrations and applications to register Copyrights and (D) any other Company-Owned Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

(vii)     “Technology” means any or all of the following: (A) computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, net lists, records, data, and mask works, (B) inventions (whether or not patentable), improvements, tools, methods, processes, and technology, and (C) databases, data compilations, data collections and technical data.

(b)    Except as set forth in Schedule 4.20(b) hereto, each Registered Intellectual Property Right is subsisting and, to the Knowledge of the Sellers, valid, and all necessary registration, maintenance and renewal fees in connection with such Registered Intellectual Property Rights have been paid, and all necessary documents and certificates in connection with such Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the US or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property Rights in the jurisdictions set forth in Schedule 4.20(a) hereto. Except as set forth on Schedule 4.20(b) hereto, there are no actions that must be taken by the Company within 60 days after the Closing date with or before a Governmental Authority, including the payment of any registration, maintenance, or renewal fees or the filing of any responses to PTO office actions, documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Registered Intellectual Property Rights in the jurisdictions set forth in Schedule 4.20(a) hereto. To the extent necessary under applicable laws and regulations, or to demonstrate clear chain of title, the Company has recorded assignments or any other necessary documentation for Registered Intellectual Property Rights assigned to the Company with the relevant governmental or regulatory body or authority, including the PTO, the US Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be.

(c)     Except as set forth in Schedule 4.20(c) hereto, to the Knowledge of the Sellers (i) there is no information, material, fact or circumstance, including any information or fact that would constitute prior art, that renders any Company-Owned Intellectual Property invalid or unenforceable, or adversely affects any pending application for any Registered Intellectual Property Right and (ii) the Company has not misrepresented, nor failed to disclose, nor has any knowledge of any misrepresentation or failure to disclose, any fact or circumstance in any application for any material Registered Intellectual Property Right that would constitute fraud or a material misrepresentation with respect to such application or that would otherwise render any material Registered Intellectual Property Right invalid or unenforceable.

(d)    Except as set forth in Schedule 4.20(d) hereto, each item of Company-Owned Intellectual Property is free and clear of all mortgages, liens, pledges, security interests, charges, claims, restrictions and other encumbrances and defects of title of any nature whatsoever. Except as set forth in Schedule 4.20(d) hereto, the Company is the exclusive owner of all Company-Owned Intellectual Property, and has sole and exclusive rights (and the Company is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the operation of the businesses of the Company as presently conducted.

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(e)     Schedule 4.20(e) hereto sets forth a complete list of all IP Licenses material to the operation of the businesses of the Company as presently conducted and identifies whether each IP License contains an exclusive or non-exclusive license. Except as set forth in Schedule 4.20(d) hereto, none of the Company-Owned Intellectual Property includes or incorporates any Technology whose ownership has been retained by a third party. To the actual Knowledge of the Sellers (without obligation of inquiry), where applicable, as the case may be, one or more claims of each of the patents underlying the IP Licenses listed in Schedule 4.20(e) covers the corresponding product licensed under each such agreement.

(f)     Except as set forth in Schedule 4.20(f) hereto, all Company-Owned Intellectual Property used in or necessary to the conduct of the business of the Company was written or created solely by either (i) employees of the Company acting within the scope of their employment or who have assigned all of their rights in such Company-Owned Intellectual Property, including Intellectual Property rights therein, to the Company, or (ii) third parties who have assigned all of their rights, including Intellectual Property rights therein, to the Company.

(g)    Except as set forth in Schedule 4.20(g) hereto, the Company has taken reasonable steps to protect the secrecy and value of (i) the Company’s Trade Secrets and confidential Company-Owned Technology, that it wishes to protect, (ii) any Trade Secrets or confidential information, or confidential Technology of third parties provided to the Company under contractual obligation of non-disclosure, and (iii) the source code of all proprietary software of the Company and related system-level documentation.

(h)    Except as set forth in Schedule 4.20(h) hereto, the Company has not transferred ownership of, nor granted any exclusive license of or right to use, nor authorized the retention of any rights to, or joint ownership of, any Company Owned Intellectual Property to any third party.

(i)     The Company Intellectual Property constitutes all the Technology and Intellectual Property Rights used in and/or necessary to the conduct by the Company of its business in all material respects as currently conducted.

(j)     To the Knowledge of the Sellers, there have been no acts or omissions by the officers, managers, directors, employees or contractors acting on behalf of the Company, the result of which would be to materially compromise the rights of the Company to apply for or enforce legal protection of material Company-Owned Intellectual Property.

(k)    Except as set forth in Schedule 4.20(k) hereto, or as would not be material to the Company, the execution and delivery of this Agreement by Sellers, and the consummation of the transactions contemplated hereby, will not cause any Seller to be in default under any IP License listed in Schedule 4.20(e) hereto, nor cause the forfeiture or termination or give rise to a right of forfeiture or termination of any IP License. The Company is not in material default of any of the IP Licenses and no third party has raised any claim, dispute or controversy to the Company with respect to any of the IP Licenses. The Company is in compliance in all material respects with all license terms and conditions of any IP License, and none of the Company or any Seller has received written notice or, to the Knowledge of the Sellers, oral notice or warning of alleged nonperformance, delay in delivery or other noncompliance by the Company with respect to their obligations under any such IP License. Immediately following the Closing, the Company will be permitted to exercise all of their rights under the IP Licenses to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay and without obtaining the consent or permission of any party to such licenses, sublicenses and other agreements, contracts and commitments except for third party consents set forth in Schedule 4.20(k) hereto.

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(l)      Except as set forth in Schedule 4.20(l), in the past six (6) years, the Company has not been sued or charged as a defendant in any dispute, claim, action, suit, proceeding, arbitration or investigation which involves a claim of infringement of any Technology or Intellectual Property Rights of any third party. To the Knowledge of the Sellers, the operation of the businesses of the Company does not infringe or misappropriate any Technology or Intellectual Property Right of any third party, violate any right of any third party (including any right to privacy or publicity) or constitute unfair competition or trade practices under the laws of any US state or federal or any foreign jurisdiction, and, except as set forth in Schedule 4.20(l) hereto, within the past six (6) years, the Company has not received notice from any third party claiming the operation of the businesses of the Company infringes or misappropriates any Technology or Intellectual Property Right of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does any Seller have knowledge of any basis therefor).

(m)    Except as set forth on Schedule 4.20(m) hereto, to the Knowledge of the Sellers, no person is infringing or misappropriating any Company Owned Intellectual Property.

(n)    Except as set forth on Schedule 4.20(n) hereto, no Company-Owned Intellectual Property and, to the actual Knowledge of the Sellers (without obligation of inquiry), no Intellectual Property that is the subject of an IP License is subject to any pending proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company as necessary for the conduct of the businesses of the Company as currently conducted, or that would affect the validity or enforceability of such Company-Owned or licensed Intellectual Property.

4.21  Food and Drug Administration Compliance. In addition to the representations and warranties in Section 4.12 hereof and not in limitation thereof:

(a)     the Company and, to the actual Knowledge of the Sellers (without obligation of inquiry), all of the Company’s third party suppliers in connection with the Company’s products, are in material compliance with all applicable statutes, regulations, policies, guidances or guidelines issued by any Governmental Authority, including the United States Food and Drug Administration (“FDA”), having regulatory authority over the Company’s products or operations (the “Business”), including, but not limited to, the following: (i) the Federal Food, Drug, and Cosmetic Act, as amended (“FFDCA”), and the regulations promulgated thereunder; (ii) any applicable FDA new drug application, premarket approval, or 510(k) premarket notification; (iii) the anti-kickback provisions of the Social Security Act, 42 U.S.C. § 1320a-7b(b), the Civil Monetary Penalty Statute (42 U.S.C. § 1320a-7a), the Stark Law (42 U.S.C. § 1395nn), the False Claims Act (31 U.S.C. § 3729 et seq.), or has been excluded or threatened with exclusion under state or federal statutes or regulations, including under 42 U.S.C. § 1320a-7 or relevant regulations in 42 C.F.R. Part 1001, or assessed or threatened with assessment of civil money penalties pursuant to 42 C.F.R. Part 1001; and (iv) applicable state laws and regulations governing the practice of pharmacy and the distribution of drugs and medical devices (collectively, the “Regulatory Laws”);

(b)    the Company and, to the actual Knowledge of the Sellers (without obligation of inquiry), all of the Company’s third party suppliers in connection with the Company’s products, hold all permits, licenses, certificates, consents, product listings, registrations and other authorizations issued by any Governmental Authority necessary and material to operate the Business as currently conducted in compliance with the Regulatory Laws (collectively, the “Permits”);

(c)     all of the Company’s Permits are in full force and effect, and none of such Permits have been withdrawn, revoked, suspended or cancelled nor to the Knowledge of the Sellers is any such withdrawal, revocation, suspension or cancellation pending or threatened, and the Company is in compliance in all material respects with the terms of such Permits and any conditions placed thereon. [Redacted – Commercially sensitive information].

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(d)     except as identified in Schedule 4.21 hereto, no drug, pharmaceutical, medical or medical insurance Governmental Authority has issued any written notice, warning letter, untitled letter, FDA Form 483 or other written communication or correspondence to the Company and/or, to the actual Knowledge of the Sellers (without obligation of inquiry), any of the Company’s suppliers, contract manufacturers, and/or third-party manufacturers in connection with the Company’s products alleging that the Company and/or any of the Company’s suppliers, contract manufacturers, and/or third-party manufacturers in connection with the Company’s products are or were in violation of any Regulatory Law applicable to the Business, or alleging that the Company and/or any of the Company’s suppliers, contract manufacturers, and/or third-party manufacturers in connection with the Company’s products are or were the subject of any pending, threatened or anticipated administrative agency or Governmental Authority investigation, proceeding, review or inquiry, or that there are circumstances currently existing which might reasonably be expected to lead to any loss of or refusal to renew any Permits;

(e)     none of the products developed, tested, manufactured, packaged, labeled, marketed, or distributed by the Company or, to the actual Knowledge of the Sellers (without obligation of inquiry), any of the Company’s third party suppliers in connection with the Company’s products, have been recalled, whether voluntary or otherwise, or are or have been subject to device removal or correction reporting requirements, and neither the Company nor, to the actual Knowledge of the Sellers (without obligation of inquiry), any of the Company’s third party suppliers has received notice, either completed or pending, of any proceeding seeking a recall, removal or corrective action of any Company products, the Company is not actually aware of any information to indicate that a recall may reasonably likely be necessary for any products of the Company or any component thereof;

(f)     neither the Company nor any employee nor, to the actual Knowledge of the Sellers (without obligation of inquiry), any agent of the Company acting on the Company’s behalf has made a material untrue statement or fraudulent statement to, or filed a false claim or report with, any governmental or regulatory authority, or failed to disclose a material fact required to be disclosed to any governmental or regulatory authority, or has ever been investigated by the FDA, National Institutes of Health, Office of the Inspector General for the Department of Health and Human Services, Department of Justice or other comparable federal or foreign governmental authority for data or healthcare program fraud;

(g)     to the Knowledge of the Sellers, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, data integrity review, or other review or inquiry relating to the Business has been filed, or is pending against the Company, and to the Knowledge of the Sellers, no such action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or has been threatened;

(h)     neither the Company nor any of their members, managers, officers or employees has been convicted of a crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under the FFDCA, including 21 U.S.C. §§ 335a, 335b, or 335c. The Company: (i) is not employing or to the actual Knowledge of the Sellers (without obligation of inquiry) contracting with any person who is currently debarred under the FFDCA; (ii) has not employed or to the actual Knowledge of the Sellers (without obligation of inquiry) contracted with any person that has ever been debarred under the FFDCA; (iii) is not employing or to the actual Knowledge of the Sellers (without obligation of inquiry) contracting with any person who is the subject of a proceeding that would reasonably be expected to lead to becoming debarred under the FFDCA; and (iv) has not employed or to the actual Knowledge of the Sellers (without obligation of inquiry) contracted with any person who was the subject of a proceeding that would reasonably be expected to lead to becoming debarred under the FFDCA;

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(i)       neither the Company nor any individual employed by the Company is or has been (i) debarred, disqualified, suspended or excluded from participation in Medicare, Medicaid or any other state or federal health care program or is listed on the excluded individuals list published by the United States Department of Health and Human Services Office of the Inspector General and the System for Award Management’s excluded parties data, nor is any such debarment, disqualification, suspension or exclusion threatened or pending, or (ii) convicted of a criminal offense that falls within the scope of 42 U.S.C. § 1320a-7b(b) but has not yet been excluded, debarred, suspended or otherwise declared ineligible to participate in any state or federal healthcare program; and

(j)         to the actual Knowledge of the Sellers (without obligation of inquiry), there is no pending, proposed or final Medicare national or local coverage determination that, if finalized, would restrict coverage for any of the Company’s products. The Company has not established any reimbursement support program such that payment for any product is contingent upon a purchaser’s receipt of payment from a third party payer. The Company has not and does not furnish any coverage, coding, or billing advice to any health care professionals regarding off-label indications of any of its products.

4.22     Transactions with Affiliates. No Beneficial Seller or any current or former member, manager, officer or employee of the Company or any Subsidiary owns or during the past three years has owned, directly or indirectly, or has, or within the past three years has had, an interest, either of record, beneficially or equitably, in any business, corporate or otherwise, which (a) has or had, or which is or was a party to, or in any asset or property which is or was the subject of, any material contract, agreement, business arrangement, relationship or course of dealing with the Company, or (b) conducts, in a directly competitive manner, any of the same businesses as any of the businesses conducted by the Company.

4.23     No Brokers or Finders. All negotiations by the Sellers relative to this Agreement have been carried on by the Sellers directly without the intervention of any person who may be entitled to any brokerage or finder’s fee or other commission or compensation in respect hereof or the consummation of the transactions contemplated hereby.

4.24     No Third Party Options. There are no existing agreements, options, commitments or rights with, to or in any third person to acquire any of the assets or properties of the Company or any interest therein, except for those contracts entered into in the ordinary course of business consistent with past practice for the sale of the Company’s products and services.

4.25     Schedules; Delivery of Documents; Corporate Records. The Sellers have delivered or made available to the Buyer the originals or true, correct and complete copies of all documents, including without limitation all amendments, supplements or modifications thereof or written waivers currently in effect thereunder, referred to on the Schedules hereto and have also delivered or made available to the Buyer copies of the charters and organizational documents (each as amended to date) of the Company. The minute and membership interest record books of the Company and each Subsidiary, which have been made available to the Buyer for its inspection, contain true, correct and complete copies of all charter documents and the records of all meetings and consents in lieu of meeting of the Boards of Managers (and any committees thereof) and voting members of the Company and each Subsidiary since the dates of their incorporation or formation.

4.26     Disclaimer of Other Representations and Warranties. NONE OF THE SELLERS, ANY RESPECTIVE AFFILIATES THEREOF, OR ANY ADVISERS OR REPRESENTATIVES (FINANCIAL, LEGAL OR OTHERWISE) HAVE MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE SELLERS, THE COMPANY OR ANY SUBSIDIARY OR THE BUSINESS OF THE COMPANY OR ANY SUBSIDIARY OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 3 AND SECTION 4 HEREOF, WHICH ARE MADE SOLELY BY THE SELLERS.

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5.     Representations and Warranties of the Buyer. The Buyer represents and warrants to each of the Sellers as follows:

5.1   Corporate Existence. The Buyer, and its parent, Cipher Pharmaceuticals Inc., an Ontario, Canada corporation (the “Parent”), are a limited liability company and a corporation, respectively, each duly organized, validly existing and in good standing under the laws of their jurisdictions of formation.

5.2   Corporate Power and Authorization. The Buyer has the corporate power to execute, deliver and perform this Agreement, and the Parent has the corporate power to execute, deliver and perform the Guaranty set forth on the signature page hereto (the “Guaranty”). The execution, delivery and performance hereof by the Buyer, and of the Guaranty by the Parent, have been duly authorized by all necessary corporate action. This Agreement and the Guaranty are each a legal, valid and binding obligation of the Buyer or the Parent, as the case may be, and each is enforceable against the Buyer or the Parent, as the case may be, in accordance with its terms.

5.3   Validity of Contemplated Transactions; Etc. The execution, delivery and performance of this Agreement by the Buyer and the Guaranty by the Parent will not contravene or violate (a) any law, rule or regulation to which the Buyer or the Parent is subject, (b) any judgment, order, writ, injunction or decree of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to the Buyer or the Parent or (c) the formation and organizational documents of the Buyer or the Parent; nor will such execution, delivery or performance violate, be in conflict with or result in the breach (with or without the giving of notice or lapse of time, or both) of any term, condition or provision of, or require the consent of any other party to, any contract, commitment or agreement, oral or written, to or by which the Buyer or the Parent is a party or otherwise bound or affected or by which any of the Buyer’s or the Parent’s assets or properties may be bound or affected. No authorization, approval or consent of, and no registration or filing with, any governmental or regulatory official, body or authority is required in connection with the execution, delivery and performance hereof by the Buyer or of the Guaranty by the Parent.

5.4   No Brokers or Finders. All negotiations by the Buyer or Parent relative to this Agreement have been carried on by the Buyer, the Parent or their Affiliates directly without the intervention of any person who may be entitled to any brokerage or finder’s fee or other commission or compensation in respect hereof or the consummation of the transactions contemplated hereby.

5.5   Investment Intent. The Buyer is acquiring the Interests for its own account, for investment purposes only and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”). The Buyer acknowledges that the Interests have not been registered under the Securities Act, or any state securities laws, and understands and agrees that it may not sell or dispose of any of the Interests except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities laws.

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6.     Covenants.

6.1   Non-Competition. The Buyer and each of the applicable Beneficial Sellers and Joe Pecora hereby agree that the covenants set forth in this Section 6.1 are a material and substantial part of the transactions contemplated by this Agreement.

(a)     Prohibited Activities. (x) Until the later of three years after the Closing Date and one year after termination of any employment relationship (but in no event more than five (5) years after the Closing Date) which he may have with the Company or any successor to, or new subsidiary of, the Company or any such successor or subsidiary (individually, a “New Entity” and collectively, “New Entities”), each Major Seller (as defined below), and (y) for a period of three years after the Closing Date with respect to Section 6.1(a)(iii) below each Institutional Seller (as defined below), agrees that he or it will not, anywhere in the United States (the “Territory”), unless acting for the Company or any such New Entity or in accordance with the Buyer’s prior written consent:

(i)       (directly or indirectly) own, manage, operate, join, control, finance or participate in the ownership, management, operation, control or financing of, or be connected as an officer, director, employee, principal, agent, representative, consultant, investor, owner, partner, manager, joint venturer or otherwise with, or permit his name to be used by or in connection with, any business or enterprise engaged anywhere in the Territory in direct product competition within the therapeutic categories in which the Company currently distributes (or is in the process of distributing) products as of the Closing Date or with regard to any future dermatological products of the Company;

(ii)      call on or solicit any person for competitive purposes who or which is, at that time, or has been within one year prior thereto, a customer of the Company or any such New Entity with respect to any business covered by clause (i) above; or

(iii)     solicit the employment of or hire any person who at the time of such solicitation or hiring or who within one year prior thereto, is or was employed by the Company or any such New Entity on a full or part-time basis; provided, however, this Section 6.1(a)(iii) shall not restrict any Major Seller or Institutional Seller from (A) making a general solicitation in any trade publication, newspaper, or other publication or otherwise not targeted specifically at such persons; or (B) employing a person who has not been employed by Buyer, the Company or any of their respective subsidiaries for a period of at least three (3) months prior to such date and who initiates contact (if prior to the end of the such three (3) month period) with the Seller entirely on his or her own initiative unrelated to any action or conduct by any Seller or any of its Affiliates in violation of this Agreement.

Notwithstanding the above, the foregoing covenant shall not be deemed to (i) prohibit any of the Major Sellers from acquiring as a passive investment not more than three percent of the outstanding voting capital stock of a competing business, whose stock is traded on a national securities exchange or through the automated quotation system of a registered securities association, or maintaining and/or acquiring a passive investment in any institutional investor, and (ii) prohibit Joe Pecora from participating in the ownership, management, operation, control or financing of [Redacted – Commercially sensitive information].  For avoidance of doubt, Ballast Point Ventures II, L.P., Ballast Point Ventures EF II, L.P., The Burton Partnership (QP), Limited and The Burton Partnership, Limited (collectively, the “Institutional Sellers”) shall not be subject to the terms and obligations of Sections 6(a)(i) and (ii) above, and Section 6.1(a)(iii) shall not apply to any portfolio company of the Institutional Sellers where the action in question was not knowingly and specifically directed by such Institutional Seller. For purposes of this Section 6.1, “Major Seller” shall mean each of Joe Pecora and Jonathan Alba.

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(b)   Remedies. Each applicable Beneficial Seller acknowledges that (i) the businesses of the Company are throughout the Territory in scope and the provisions of this Section 6.1 are reasonable and necessary to protect the legitimate interests of the Buyer as the purchaser of the Interests, (ii) any violation of this Section 6.1 will result in irreparable injury to the Buyer, the Company and any New Entity, and that damages at law would not be reasonable or adequate compensation to the Buyer, the Company or such New Entities for a violation of this Section 6.1 and (iii) the Buyer, the Company and any such New Entity shall be entitled to have the provisions of this Section 6.1 specifically enforced by preliminary and permanent injunctive relief without the necessity of proving actual damages and without posting bond or other security as well as to an equitable accounting of all earnings, profits and other benefits arising out of any violation of this Section 6.1, including without limitation estimated future earnings. In the event that the provisions of this Section 6.1 should ever be deemed to exceed the time, geographic, product or any other limitations permitted by applicable law, then such provisions shall be deemed reformed to the maximum permitted by applicable law.

(c)   Jurisdiction. The Buyer and each of the applicable Beneficial Sellers intend to and do hereby confer jurisdiction to enforce the covenants set forth in this Section 6.1 upon the courts of any jurisdiction within the geographical scope of such covenants. In addition to Section 11.14 hereof and not in limitation thereof, if the courts of any one or more of such jurisdictions hold such covenants unenforceable in whole or in part, it is the intention of the Buyer and each of the applicable Beneficial Sellers that such determination not bar or in any way adversely affect the right of the Buyer or the Company to equitable relief and remedies hereunder in courts of any other jurisdiction as to breaches or violations of this Section 6.1, such covenants being, for this purpose, severable into diverse and independent covenants.

6.2   Tax Matters.

(a)   Preparation, Filing and Audit of Pre-Closing and Post-Closing Period Tax Returns.

(i)     Tax Periods Ending on or Before the Closing Date. The Sellers’ Representative shall prepare, or cause to be prepared, and file, or cause to be filed, all income Tax Returns (including U.S. federal Form 1065 and related state and local Tax Returns) of, for, or including the Company and each Subsidiary for all periods ending on or prior to the Closing Date which are filed after the Closing Date. The Sellers’ Representative shall permit the Buyer to review and comment on each such Tax Return described in the preceding sentence prior to filing and each such Tax Return shall be filed only with the consent of the Buyer, such consent not to be unreasonably withheld or delayed. The Sellers will be responsible for any and all liability with respect to such Tax Returns and, upon request from the Buyer, shall provide reasonable assurances that such liability has been satisfied in a timely manner. For the avoidance of doubt, the Buyer or its successor shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns of, for, or including the Company and each Subsidiary for all periods ending on or prior to the Closing Date other than those Tax Returns for which the Sellers’ Representative is responsible pursuant to the first sentence of this Section 6.2(a); provided, that Buyer shall prepare all Tax Returns for periods ending on or prior to the Closing Date in a manner consistent with the Company’s past practice to the extent consistent with applicable law; provided further, that in the event any such Tax Return reflects an amount due and owing for which the Beneficial Sellers may have an indemnification obligation pursuant to Section 9.2 hereof, Buyer shall permit the Sellers’ Representative to review and comment any such Tax Return and such Tax Return shall be filed only with the consent of the Sellers’ Representative, such consent not to be unreasonably withheld or delayed.

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(ii)     Tax Periods Beginning Before and Ending after the Closing Date. The Buyer or its successor shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns of, for, or including the Company for periods which begin on or before the Closing Date and end after the Closing Date (each such period a “Straddle Period”). The Sellers shall pay, by cash, within 15 days following any demand by the Buyer or its successor with respect to such Tax Returns, an amount equal to the portion of such Taxes which relates to the portion of any such Straddle Period ending at the close of the Closing Date (as determined pursuant to Section 6.2(c) hereof); provided, that Buyer shall permit the Sellers to review and comment on each such Tax Return with respect to the liability Buyer ascribes to Sellers as described in the preceding sentence prior to Sellers’ remittance of Taxes to Buyer and the related filing of such Tax Return and any such Tax Return shall be filed only with the consent of the Sellers, such consent not to be unreasonably withheld or delayed.

(b)   Cooperation in Filing Tax Returns. The Buyer and the Sellers shall, and shall each cause their affiliates to, provide to the other such cooperation and information, as and to the extent reasonably requested, in connection with the filing of any Tax Return, amended Tax Return or claim for refund, determining liability for Taxes or a right to refund of Taxes, or in conducting any audit, litigation or other proceeding with respect to Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings and other determinations by Taxing Authorities, and relevant records concerning the ownership and Tax basis of property, which any such party may possess. Each party will retain all Tax Returns, schedules, work papers, and all material records and other documents relating to Tax matters, of the Company for the Tax period first ending after the Closing Date and for all prior Tax periods until the later of either (i) the expiration of the applicable statute of limitations (and, to the extent notice is provided with respect thereto, any extensions thereof) for the Tax periods to which the Tax Returns and other documents relate or (ii) eight years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them provided that such party shall give to the other party the notice prior to doing so. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

(c)   Allocation of Certain Taxes.

(i)     If the Company is permitted but not required under applicable state, local, or foreign income Tax laws to treat the Closing Date as the last day of a taxable period, then the parties shall treat that day as the last day of a taxable period.

(ii)     In the case of Taxes arising in a Straddle Period, except as provided in Section 6.2(c)(iii), the allocation of such Taxes between the Pre-Closing Period and the Post-Closing Period portion of the Straddle Period shall be made on the basis of an interim closing of the books as of the end of the Closing Date. "Post-Closing Period" means any taxable period or portion thereof beginning after the Closing Date. In the case of a Straddle Period, the portion of the Straddle Period that begins on the day following the Closing Date shall constitute a Post-Closing Period. "Pre-Closing Period" means any taxable period or portion thereof that is not a Post-Closing Period. In the case of a Straddle Period, the portion of the Straddle Period that ends on the Closing Date shall constitute a Pre-Closing Period.

(iii)     In the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, such Taxes shall be apportioned between the Pre-Closing Period and Post-Closing Period portions of such Straddle Period as follows: (A) in the case of any property taxes or similar taxes, such taxes shall be apportioned through daily proration within the Straddle Period, and (B) in the case of any taxes other than those described in Section 6.2(c)(v)(A) (such as taxes based upon or related to income or receipts, franchise Taxes, or Taxes based on capitalization, or debt or shares of stock authorized, issued or outstanding), such taxes shall be apportioned within the Straddle Period as if the Straddle Period ended as of the end of the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the prior practice of the Company.

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(iv)     All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne 50% by Buyer and 50% by Sellers. Sellers and Buyer (and their respective Affiliates) shall reasonably cooperate in preparing and filing all Tax Returns relating to such Taxes, fees and charges.

(d)   Refunds. Sellers shall be entitled to the amount of any refund or credit of Taxes of the Company with respect to any Pre-Closing Period to the extent such Taxes were paid by Sellers or the Company. Buyer shall pay, or cause to be paid, to Sellers any amount to which Seller is entitled pursuant to the foregoing sentence within thirty (30) days of receipt or recognition of the applicable refund or credit by Buyer or its subsidiaries. To the extent requested by Sellers, Buyer will reasonably cooperate with the Sellers’ Representative in obtaining such refund or credit, including through the filing of amended Tax Returns for periods ending on or before the Closing Date or refund claims. To the extent such refund or credit is subsequently disallowed or required to be returned to the applicable tax authority, Sellers agree to promptly repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such tax authority, to Buyer.

(e)   Tax Contests. Within ten (10) days after Buyer or the Company receives written notice of any Tax contest, audit or other proceeding relating to any Taxes or Tax Returns for a Pre-Closing Period or for which Sellers have an indemnification obligation pursuant to this Agreement (each a “Tax Contest”), Buyer will notify Sellers’ Representative in writing of such Tax Contest. The Sellers’ Representative shall have thirty (30) days after the receipt of such notice to elect to undertake, conduct and control (through counsel of their own choosing and at its own expense) the settlement or defense thereof, and Buyer and the Company and their respective affiliates shall cooperate in connection therewith as reasonably requested by the Sellers’ Representative. If within thirty (30) days after the receipt of Buyer’s notice the Sellers’ Representative does not notify Buyer that Sellers elect to undertake the defense thereof, or give such notice and thereafter fail to contest such claim in good faith, Buyer shall have the right to contest, settle or compromise such claim; provided, however, that none of the Buyer or the Company shall pay or settle any such claim without the prior written consent of Sellers’ Representative, which consent shall not be unreasonably withheld or delayed. Buyer shall have the right to participate in any Tax Contest which would have the effect of increasing the Tax Liability of Buyer or the Company for any Tax period ending after the Closing Date, and Sellers shall not settle or compromise any such Tax Contest without Buyer’s prior written consent, which consent will not be unreasonably withheld or delayed; provided, further, that Buyer shall consent to any settlement or compromise if Sellers fully indemnify Buyer for any increase in the Tax Liability of Buyer or the Company as a result of such settlement or compromise after the Closing.

(f)    Tax Treatment of Sale of Interests. As a result of the U.S. federal (and, to the extent applicable, state and local) income Tax classification of the Company as a disregarded entity, the parties hereto agree to treat the transfer of the Interests pursuant to this Agreement as the purchase by the Buyer of the assets of the Company and an assumption by the Buyer of the liabilities of the Company for U.S. federal (and, to the extent applicable, state and local) income Tax purposes, and shall prepare all Tax books, records and filings in a manner consistent with such Tax treatment and shall not take any position inconsistent therewith.

(g)   Termination of Tax Sharing Agreements. Any and all Tax allocation or sharing agreements or other agreements or arrangements binding the Company shall be terminated with respect to the Company as of the day before the Closing Date and, from and after the Closing Date, the Company shall not be obligated to make any payment to any Seller or affiliate, Taxing authority or other person pursuant to any such agreement or arrangement for any past or future period.

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6.3   Employee Matters.  For a period of twelve (12) months following the Closing Date, Buyer and its Affiliates shall provide each employee who was an employee of the Company as of the Closing Date with base compensation and bonus opportunity that is at least as favorable as that provided by the Company immediately prior to the Closing Date and benefits that are at least as favorable in the aggregate as that provided by the Company immediately prior to the Closing Date. To the extent that any such employees are terminated for a reason other than “cause” during such twelve (12) month period, Buyer and its Affiliates shall provide such employees with severance in an amount that is no less than such employees would have received under the severance policy in effect immediately prior to the Closing Date.  For eligibility and vesting purposes under the employee benefit plans of Buyer and its Affiliates providing benefits after the Closing Date, each employee who is as of the Closing Date an employee of the Company shall be credited with his or her years of service or comparable experience with the Company before the Closing Date, to the same extent as such employee was entitled before the Closing Date, to credit for such service under any similar Plan, except to the extent such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (a) each employee shall be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by Buyer and its Affiliates for the benefit of employees (such plans, collectively, the “New Plans”) to the extent coverage under such New Plan replaces coverage under a comparable employee benefit plan in which such employee participated immediately before the Closing Date (such plans, collectively, the “Old Plans”), unless such waiting time applied under the Old Plans; and (b) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any employee, Buyer shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents (unless such exclusions or requirements applied under the Old Plans), and Buyer shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

7.     Sellers’ Closing Deliveries. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing the Sellers shall deliver to the Buyer:

7.1   Escrow Agreement. The Escrow Agreement, duly executed by Sellers’ Representative.

7.2   Employment Agreements. The Buyer shall have received the Employment Agreements of each of Joe Pecora, Jonathan Alba and Mark Spina in the forms of Exhibits B, C and D hereto, respectively, duly executed by each of Messrs. Pecora, Alba and Spina (the “Pecora, Alba and Spina Employment Agreements”).

7.3   FIRPTA Certificates. Each of the Sellers shall deliver to the Buyer as of the Closing certificates in form and substance reasonably satisfactory to the Buyer, duly executed and acknowledged, certifying that the transactions contemplated in this Agreement are exempt from withholding under Section 1445 of the Code.

8.     Buyer’s Closing Deliveries. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing the Buyer shall deliver to the Sellers:

8.1   Escrow Agreement. The Escrow Agreement, duly executed by Buyer and the Escrow Agent.

8.2   Employment Agreements. Messrs. Pecora, Alba and Spina shall have received the Pecora, Alba and Spina Employment Agreements, duly executed by the Company party thereto.

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9.     Indemnification.

9.1   Indemnification by each Seller Regarding Individual Matters. Each Seller and Joe Pecora, severally, not jointly and severally, and only as to himself or itself and not as to any other Seller and Joe Pecora, shall reimburse, defend, indemnify and hold harmless the Buyer and its Affiliates (including without limitation after the Closing the Company) and each of their directors, officers and other employees (each such person and its, his or her heirs, administrators, personal representatives, successors and assigns is referred to herein as a “Buyer Indemnified Party”) from, against and in respect of:

(a)   any and all liabilities, losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, settlement payments, deficiencies, costs and expenses (including without limitation reasonable attorneys’ fees and expenses, such as reasonable attorneys’ fees and expenses incurred in the investigation, assertion, pursuit and negotiation, of indemnification claims paid hereunder, but excluding such fees and expenses incurred in connection with litigation, arbitration or mediation to enforce an indemnification claim hereunder, including settlement discussions in connection therewith) (collectively, “Losses”) suffered, sustained, incurred or paid by any Buyer Indemnified Party in connection with, resulting from or arising out of:

(i)      any breach of any representation or warranty of such Seller or Joe Pecora in Section 3 of this Agreement; and

(ii)     any nonfulfillment of any covenant or agreement set forth in this Agreement on the part of such Seller or Joe Pecora that is individual and particular to such Seller or Joe Pecora.

9.2   Indemnification by the Beneficial Sellers Regarding Group or Company Matters. Each Beneficial Seller shall, severally and not jointly in accordance with their indemnification percentage set forth in Column D of Annex A hereto, reimburse, defend, indemnify and hold harmless the Buyer Indemnified Parties from, against and in respect of:

(a)   any and all Losses suffered, sustained, incurred or paid by any Buyer Indemnified Party in connection with, resulting from or arising out of:

(i)       any breach of any representation or warranty of the Beneficial Sellers in Section 4 of this Agreement, in each case regarding the Company or the Subsidiary (excluding, for avoidance of doubt, the representations and warranties in Section 3 hereof which are exclusively subject to the indemnification covenant set forth in Section 9.1 hereof);

(ii)      any nonfulfillment of any covenant or agreement on the part of the Sellers’ Representative or the Beneficial Sellers set forth in this Agreement that is not individual or particular to a specific Beneficial Seller and covered by Section 9.1 hereof;

(iii)     any of the items listed on Schedule 9.2(c) hereto;

(iv)     any liability or obligation to the extent it relates to or which involves an Environmental Claim (as defined in Section 4.19 hereof) to the extent that such liability or obligation relates to or arises out of, in whole or in part, any activity occurring, condition existing, omission to act or other matter existing prior to the Closing; or

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(v)     without duplication of any rights to recovery set forth herein, any and all Taxes (i) of the Sellers, (ii) of any Person, other than the Company or the Subsidiary, imposed on, or incurred by, the Company or the Subsidiary as a transferee or successor, by contract, operation of law, or otherwise to the extent attributable to a relationship, agreement, or event that predates the Closing, other than pursuant to ordinary course agreements, such as leases, whose primary subject is not Taxes, and (iii) for which the Sellers are responsible pursuant to Section 6.2(a)(ii), (iv) of the Company or the Subsidiary relating to or with respect to a Pre-Closing Period, (v) except with respect to Transfer Taxes for which Buyer is responsible pursuant to Section 6.2(c)(iv), imposed on the Buyer, the Company, the Subsidiary as a result of payments made pursuant to this Agreement (whether imposed as withholding Taxes or otherwise).

9.3   Indemnification by the Buyer. The Buyer shall reimburse, defend, indemnify and hold harmless each Seller and his or its Affiliates (each such person and its heirs, successors and assigns is referred to herein as a “Seller Indemnified Party”) from, against and in respect of:

(a)   any and all Losses suffered, sustained, incurred or paid by any Seller Indemnified Party in connection with, resulting from or arising out of (i) any breach of any representation or warranty of the Buyer in this Agreement or in any certificate or other writing delivered by or on behalf of the Buyer in connection herewith, or (ii) any nonfulfillment of any covenant or agreement on the part of the Buyer set forth in this Agreement.

9.4   Calculation of Losses. For the purposes of calculating Losses to which an Indemnified Party is entitled under this Section 9, such Losses (i) shall not include (x) any punitive, special or exemplary damages or (y) any consequential, incidental, indirect, or multiple damages or any lost profits, opportunity costs or similar items; provided, however, (A) that in the case of clauses (x) and (y) the Indemnified Party shall not be precluded from claiming as Losses any such damage or loss paid by the Indemnified Party to a third party, (B) that in case of clause (y) the Indemnified Party shall not be precluded from claiming as Losses any such damage or loss (excluding multiple damages) to the extent reasonably foreseeable by the parties as of the date hereof as a direct or indirect and probable result of the breach or the event otherwise giving rise to the right of indemnification and (C) that in the case of clause (y) that the Indemnified Party shall not be precluded from claiming Losses for multiple damages to the extent the Indemnified Party can prove that the Losses pertain to underlying damages indemnifiable hereunder and pertain to items representing impairments that will continue for the foreseeable future or result in impairments of future cash flows that would reasonably be expected to continue for the foreseeable future (including because of an increase in future expenses or a decrease in future revenue that, in each case, would reasonably be expected to be continue for the foreseeable future); (ii) shall be determined without duplication of amount recovered by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement; (iii) shall be reduced by the amount of any proceeds that any Indemnified Party receives pursuant to the terms of any insurance policies; provided, however, such Indemnified Party shall promptly reimburse the Indemnifying Party for any subsequent recoveries from such sources if previously indemnified hereunder so as to avoid a double recovery; (v) shall be reduced by the amount of any prior or subsequent recovery by an Indemnified Party from any other Person (other than a Seller) with respect to such Losses; (vi) shall not include Losses to the extent reserved for or reflected on the Final Closing Date Net Working Capital (as finally determined pursuant to Section 2.2 above); and (vii) shall be determined net of any Tax deduction or Tax credit benefits actually realized by the Indemnified Party as a result of any Losses in any tax year in which or prior to which such Losses were incurred or, if later, any tax year in which an indemnification payment is made. An Indemnified Party shall diligently pursue recovery for Losses under any available insurance coverage and shall use commercially reasonable efforts (taking into account the existence of any customer relationships and the merits of the claim) to pursue payment from any third party under any agreement, contract, arrangement or commitment pursuant to which the Company, the Subsidiary or an Indemnified Party is entitled to indemnification for any Loss for which an Indemnified Party seeks indemnification pursuant to this Section 9.

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9.5   Limitations on Liability; Etc.

(a)   (i) Except that these limitations shall not apply to any indemnification claim arising under or with respect to any of Sections 4.2 (the first sentence only), 4.10 and 4.23 hereof, (i) the Sellers shall not be liable to any Buyer Indemnified Party under Section 9.2(a)(i) hereof (A) with respect to any Loss or series of Losses arising from the same facts and circumstances incurred or suffered by a Buyer Indemnified Party if such losses are less than $US 25,000 (the “Mini-Basket”), and such items less than the Mini-Basket will not be aggregated or counted for purposes of calculating the Deductible (as defined below) and (B) and unless the amount for which they would otherwise (but for this provision) be liable to any or all Buyer Indemnified Parties for all breaches of Sellers’ representations and warranties in Section 4 exceeds in the aggregate $US 4,550,000 (the “Deductible”) and then only to the extent of such excess, and (ii) the Beneficial Sellers’ aggregate liability to any or all Buyer Indemnified Parties under Section 9.2(a)(i) hereof for all breaches of Beneficial Sellers’ representations and warranties in Section 4 (other than Section 4.10, the Fundamental Representations or Fraud) shall not exceed $US 455,000 (the “Cap”). The Beneficial Sellers’ aggregate liability pursuant to Section 9, including for breaches of Section 4.10 and the Fundamental Representations, shall not exceed the Purchase Price, and individually shall not exceed each Beneficial Seller’s pro rata portion of the Purchase Price, such pro rata portion based on each Beneficial Seller’s indemnification percentage set forth in Column D of Annex A hereto, provided that the foregoing liability limitations shall not apply in the case of Fraud.

(b)   Except that this limitation shall not apply to any indemnification claim arising under or with respect to either of Sections 5.3 and 5.4 hereof, the Buyer shall not be liable to any Seller Indemnified Party under Section 9.3(a)(i) hereof for any breach of any representation or warranty until and then only to the extent that the amount for which it would otherwise (but for this provision) be liable to all Seller Indemnified Parties for all such breaches exceeds in the aggregate the Deductible.

(c)   With respect to any breach of any representation or warranty of any Seller, any qualifications or exceptions relating to materiality shall be disregarded solely for purposes of calculating the amount of Losses to which the Buyer Indemnified Parties are entitled under Section 9.

9.6   Exclusive Remedy; Exceptions to Limitations.

(a)   Notwithstanding anything contained in this Agreement to the contrary, except with respect to the matters covered by Section 6.2 and except for equitable relief or with respect to matters constituting common law fraud under applicable laws (“Fraud”) or willful breaches of the covenants herein with the intent to harm the Buyer, the parties agree that, from and after the Closing Date, the sole and exclusive remedies of the parties to this Agreement and the other Indemnified Parties, respectively, for any Losses of any nature or otherwise and whether predicated on common law, statute, strict liability, or otherwise arising out of or based upon the matters set forth in this Agreement are the indemnification obligations of the parties set forth in this Section 9. In furtherance of the foregoing, except in the case of Fraud, each of the parties hereby waives, from and after the Closing Date, to the fullest extent permitted under applicable Law, any and all rights and claims for Losses it may have against any other party arising under, based upon or relating to this Agreement, any instrument or certificate delivered in connection herewith, any applicable law, common law or otherwise (except (i) pursuant to indemnification provisions set forth in this Section 9, (ii) with respect to the matters covered by Section 6.2 or (iii) willful breaches of the covenants herein with the intent to harm the Buyer. The provisions of this Section 9.6(a) shall not, however, prevent or limit a cause of action under Section 11.8 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

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9.7   Survival of Representations and Warranties. Except in the case of Fraud (in which case representations and warranties shall survive without limitation), the representations and warranties given or made by any Seller or the Buyer in this Agreement shall survive the Closing for a period of 18 months after the Closing Date and shall thereafter terminate and be of no further force or effect, except that (a) all representations and warranties relating to Taxes and Tax Returns (as defined in Section 4.10(j) hereof) shall survive the Closing for the period of the applicable statutes of limitation plus any extensions or waivers thereof, (b) all representations and warranties set forth in Sections 3.1, 3.2, 3.3, 4.2 (but only with respect to the first sentence thereof), 4.23, 5.3 and 5.4 (the “Fundamental Representations”) hereof shall survive the Closing without limitation and (c) any representation or warranty as to which a claim shall have been properly asserted hereunder during the Survival Period shall continue in effect with respect to such claim until such claim shall have been finally resolved or settled. The period of time a representation or warranty survives the Closing pursuant to this Section 9.7 shall be the “Survival Period” with respect to such representation or warranty.

9.8   Payment of Indemnification Obligations.

(a)   In the event that any of the Sellers or the Buyer is finally determined or agreed to be required to make any payment under this Section 9, such party shall promptly pay the Buyer Indemnified Party or the Seller Indemnified Party, as the case may be, the amount of such indemnity obligation. If there should be a dispute as to such amount, such Seller or the Buyer, as the case may be, shall nevertheless pay when due such portion, if any, of the obligation as shall not be subject to dispute.

(b)   The Escrow Fund shall serve as security and the initial source of payment for the indemnification obligations owed under Section 9.2, subject to the limitations provided below and elsewhere in this Section 9 and the Escrow Agreement. Until such time as the Escrow Fund shall be zero, the Escrow Fund shall be the sole and exclusive source of funding for any Losses for which the Buyer Indemnified Parties are entitled to be indemnified pursuant to Section 9.2. The individual indemnification obligation of each of the Sellers for any indemnification payment made to the Buyer Indemnified Parties from the Escrow Fund (or otherwise) shall not exceed such Seller’s respective pro rata indemnification percentage for such indemnification payment as set forth on Column D of Annex A hereto.

9.9   Indemnification Procedure. All claims for indemnification under Sections 9.1, 9.2, and 9.3 hereof shall be asserted and resolved as follows:

(a)   In the event that any claim or demand for which an indemnifying party (each an “Indemnifying Party”) would be liable to an indemnified party (each an “Indemnified Party”) hereunder is asserted against an Indemnified Party by a third party (a “Third-Party Claim”), the Indemnified Party shall with reasonable promptness notify the Indemnifying Party of such Third-Party Claim in writing, specifying the nature of such Third-Party Claim and reasonable supporting details and documentation, together with the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such Third-Party Claim) (the “Claim Notice”). Thereafter, the Indemnified Party shall provide to the Indemnifying Party (until such time, if ever, that the Indemnifying Party has elected not to assume or otherwise participate in the defense of a Third-Party Claim) with reasonable promptness following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to such Third-Party Claim, other than those notices and documents separately addressed to the Indemnifying Party.

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(b)   If a Third-Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party by providing written notice to the Indemnified Party (within thirty (30) business days from the receipt of the Claim Notice (the “Notice Period”)); provided, however, that (i) if the Indemnified Party shall have reasonably concluded that there exists any actual or readily apparent conflict of interest between the Indemnifying Party and the Indemnified Party, (ii) the Third-Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, investigation or allegation, (iii) the Third-Party Claim seeks injunctive or other equitable relief or relief other than for monetary Losses against the Indemnified Party, or (iv) the Indemnified Party reasonably believes that the Third-Party Claim, if adversely determined, would impair in any material respect the business or reputation of the Indemnified Party or any of its Affiliates, the Indemnifying Party shall not have the right to assume the defense of such action on behalf of such Indemnified Party and such Indemnified Party shall have the right to retain, at the Indemnifying Party’s expense, one separate counsel plus local counsel in each applicable jurisdiction, in each case reasonably satisfactory to the Indemnifying Party, to defend such action on behalf of such Indemnified Party. Subject to the immediately preceding proviso, should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, (i) the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses incurred by the Indemnified Party in connection with the defense thereof and (ii) the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, in each case at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. During the Notice Period, the Indemnified Party shall allow the Indemnifying Party and its representatives to investigate the matter or circumstance alleged to give rise to such Third-Party Claim, and whether and to what extent any amount is payable in respect of such Third-Party Claim, and the Indemnified Party shall use commercially reasonable efforts to assist the Indemnifying Party’s investigation by giving such information and assistance (including reasonable access to the Company’s or Buyer’s, as applicable, premises and personnel during normal business hours and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its representatives may reasonably request.

(c)   If the Indemnifying Party chooses to defend or prosecute a Third-Party Claim, the Indemnified Party shall cooperate in good faith in the defense or prosecution thereof. If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding any other provision of this Agreement, with respect to any Third-Party Claim as to which the Indemnifying Party has assumed the defense, the Indemnifying Party shall not compromise or settle any such Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed). If the Indemnified Party has assumed the defense of a Third-Party Claim pursuant to this Section 9.9, the Indemnified Party shall not, without the written consent of the Indemnifying Party (which written consent shall not be unreasonably withheld, conditioned or delayed), compromise or settle any such Third-Party Claim.

(d)   In the event the Indemnified Party should have a claim against the Indemnifying Party hereunder which does not involve a claim or demand being asserted against or sought to be collected by a third party, the Indemnified Party shall with reasonable promptness send a Claim Notice with respect to such claim to the Indemnifying Party. If the Indemnifying Party does not notify the Indemnified Party within the Notice Period that the Indemnifying Party disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Party hereunder. During such Notice Period, the Indemnified Party shall allow the Indemnifying Party and its representatives to investigate the matter or circumstance alleged to give rise to the direct claim, and whether and to what extent any amount is payable in respect of the direct claim, and the Indemnified Party shall use commercially reasonable efforts to assist the Indemnifying Party’s investigation by giving such information and assistance (including reasonable access to the Company’s premises and personnel during normal business hours and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its representatives may reasonably request.

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(e)  The Indemnified Party’s failure to give reasonably prompt notice to the Indemnifying Party of any claim or demand which may give rise to a right of indemnification hereunder, whether or not involving a third party, shall not relieve the Indemnifying Party of any liability which the Indemnifying Party may have to the Indemnified Party unless the failure to give such notice materially prejudiced the Indemnifying Party.

9.10     Mitigation.  Each party shall use its respective commercially reasonable efforts to mitigate the character and amount of any of its Losses upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto. Each of the parties hereto shall reasonably cooperate with the others with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder. The parties hereto acknowledge and agree that any reasonable out-of-pocket fees, costs or expenses incurred in connection with such mitigation shall themselves constitute Losses, to the extent the Losses mitigated would have been indemnifiable pursuant to this Section 9, but not in an amount in excess of the amount by which such Losses were actually mitigated.

9.11     Termination of Indemnification.  The obligations to indemnify, defend and hold harmless a party hereto in respect of a breach of representation or warranty will terminate at the end of the applicable Survival Period (as set forth in Section 9), unless an Indemnified Party has made a proper claim for indemnification pursuant to Section 9.9 subject to the terms and conditions of this Section 9, prior to the end of the applicable Survival Period, including by delivering a written notice (stating in reasonable detail the amount (if known or reasonably estimable) and nature of, and factual basis for, any such claim for indemnification, and the provisions of this Agreement upon which such claim for indemnification is made) to the Indemnifying Party. If an Indemnified Party has made a proper claim for indemnification pursuant to Section 9.9 prior to the end of the applicable Survival Period, then such claim for such Loss (and only such claim for such Loss), if then unresolved, will not be extinguished by the passage of the deadlines set forth in Section 9.7.

10.  Sellers’ Representative. For purposes of this Section 10, the Sellers shall include Joe Pecora.

10.1     Appointment. The Sellers hereby appoint Ballast Point Ventures II, L.P. as Sellers’ Representative and, as such, the exclusive agent and attorney-in-fact to act for and on behalf of the Sellers in connection with this Agreement. The Sellers’ Representative shall have full power and authority to represent all of the Sellers and their respective successors with respect to all matters arising under this Agreement and the Escrow Agreement and all actions taken by the Sellers’ Representative hereunder and thereunder shall be binding upon all such Sellers as if expressly confirmed and ratified in writing by each of them, and no Seller shall have the right to object, dissent, protest or otherwise contest the same. The Sellers’ Representative shall take any and all actions that the Sellers’ Representative believes are necessary or appropriate under this Agreement or the Escrow Agreement for and on behalf of the Sellers as if the Sellers were acting on their own behalf, including giving and receiving any notice or instruction permitted or required under this Agreement or the Escrow Agreement by the Sellers’ Representative or any Seller interpreting all of the terms and provisions of this Agreement or the Escrow Agreement, authorizing payments to be made with respect hereto, defending all claims for indemnification against the Seller pursuant to Sections 9.1 and 9.2 of this Agreement (an “Indemnity Claim”), consenting to, compromising or settling all Indemnity Claims, conducting negotiations with Buyer and its agents regarding such claims, dealing with Buyer under this Agreement and the Escrow Agreement with respect to all matters arising under this Agreement or the Escrow Agreement, resolving any Tax matter or dispute under Section 6.2 of this Agreement, taking any and all other actions specified in or contemplated by this Agreement or the Escrow Agreement and engaging counsel, accountants or other agents in connection with the foregoing matters. Without limiting the generality of the foregoing, the Sellers’ Representative shall have full power and authority to interpret all the terms and provisions of this Agreement and the Escrow Agreement and to consent to any amendment hereof or thereof on behalf of all of the Sellers.

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10.2     Authorization. The Sellers’ Representative, on behalf of the Sellers, is authorized to: (i) receive all notices or documents given or to be given to any of the Sellers by Buyer pursuant hereto or in connection herewith and to receive and accept service of legal process in connection with any suit or proceeding arising under this Agreement or the Escrow Agreement; (ii) engage counsel, and such accountants and other advisors for any of the Sellers and incur such other expenses on behalf of any of the Sellers in connection with this Agreement, the Escrow Agreement and the transactions contemplated hereby as the Sellers’ Representative may in the Sellers’ Representative’s sole discretion deem appropriate; (iii) provide instructions to the Escrow Agent regarding distribution of the Escrow Funds and any earnings and proceeds thereon; and (iv) take such action on behalf of any of the Sellers as the Sellers’ Representative may in the Sellers’ Representative’s sole discretion deem appropriate in respect of (A) taking such other action as the Sellers’ Representative or any of the Sellers is authorized to take under this Agreement or the Escrow Agreement, (B) receiving all documents or certificates and making all determinations, on behalf of any of the Sellers required under this Agreement or the Escrow Agreement, (C) all such other matters as the Sellers’ Representative may in the Sellers’ Representative’s sole discretion deem necessary or appropriate to consummate this Agreement and the Escrow Agreement and the transactions contemplated hereby and (D) all such action as may be necessary after the Closing Date to carry out any of the transactions contemplated by this Agreement, including the defense and/or settlement of any claims for which indemnification is sought pursuant to Section 9 and any waiver of any obligation of Buyer. All actions, decisions and instructions of the Sellers’ Representative shall be conclusive and binding upon all of the Sellers. Except as otherwise provided in this Agreement or the Escrow Agreement, the Sellers’ Representative shall have no duties or obligations to the Sellers, shall not be deemed to be an agent of the Sellers, and shall have no liability to any Seller, for any action taken, decision made or instruction given by the Sellers’ Representative in connection with this Agreement or the Escrow Agreement, except in the case of the Sellers’ Representative’s gross negligence or willful misconduct. For purposes of clarity, there are no obligations of the Sellers’ Representative in any ancillary agreement (other than the Escrow Agreement), schedule or exhibit to this Agreement or the Schedules hereto. The Sellers’ Representative may, in all questions arising under this Agreement or the Escrow Agreement, rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Sellers’ Representative in accordance with such advice, the Sellers’ Representative shall not be liable to the Sellers.

10.3     Sellers’ Representative Expense Fund. The Sellers’ Representative shall be entitled to (i) withdraw cash amounts held in the Sellers’ Representative Expense Fund, for the reimbursement of out of pocket fees and expenses (including legal, accounting, and other advisors’ fees and expenses, if applicable) incurred by the Sellers’ Representative in performing duties under this Agreement and the ancillary agreements contemplated hereby, including the Escrow Agreement. The Sellers’ Representative Expense Fund shall be held by the Sellers’ Representative in a segregated bank account and the Sellers’ Representative will hold the Sellers’ Representative Expense Fund separate from its corporate funds and will not voluntarily make it available to, and will use best efforts not to allow it to be attached by or transferred to, its creditors in the event of bankruptcy. The Sellers shall earn no interest on the Sellers’ Representative Expense Fund. The Sellers acknowledge that the Sellers’ Representative is not providing any investment supervision, recommendations, or advice. The Sellers’ Representative shall have no responsibility or liability for any loss of principal of the Sellers’ Representative Expense Fund other than as a result of the Sellers’ Representative’s gross negligence or willful misconduct. The Sellers’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Sellers’ Representative Expense Fund, and has no tax reporting or income distribution obligations hereunder. As soon as reasonably determined by the Sellers’ Representative that the Sellers’ Representative Expense Fund is no longer required to be withheld, the Sellers’ Representative shall distribute any remaining portion of the Sellers’ Representative Expense Fund payable to the Sellers to the Sellers based on the percentages set forth in Column E of Annex A hereto. In the event the fees and expenses incurred by the Sellers’ Representative in performing the Sellers’ Representative’s duties under this Agreement and the ancillary agreements contemplated hereby, including the Escrow Agreement, exceed the Sellers’ Representative Expense Fund, the Sellers’ Representative may recover such excess amount directly from the Sellers on a several and not joint basis, based on each Seller’s pro rata indemnification percentage set forth in Column D of Annex A hereto. The Sellers acknowledge that the Sellers’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties as the Sellers’ Representative hereunder.

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10.4     Indemnification of the Sellers’ Representative. The Sellers’ Representative shall be indemnified for and shall be held harmless by the Sellers, pro rata based on each Seller’s respective share of the Purchase Price, against any loss, liability or expense incurred by the Sellers’ Representative relating to the Sellers’ Representative’s conduct in its capacity as Sellers’ Representative, other than such losses, liabilities or expenses resulting from the Sellers’ Representative’s gross negligence or willful misconduct in connection with its performance under this Agreement. The indemnification under this Section 10.04 shall survive the termination of this Agreement. The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) shall be the responsibility of the Sellers, and Buyer shall have no liability therefor. The Sellers’ Representative shall not receive any compensation for its services hereunder.

10.5     Access to Information. Buyer shall provide the Sellers’ Representative reasonable access, subject to appropriate confidentiality restrictions, to information relating to any Indemnity Claim that is in the possession or control of Buyer, and Buyer shall make available the reasonable assistance of the Company’s officers and employees for purposes of performing the Sellers’ Representative’s duties under this Agreement, including for the purpose of evaluating any Indemnity Claim; provided that the Sellers’ Representative shall treat confidentially and shall not disclose any nonpublic information from or concerning any Indemnity Claim to any Person (other than, on a need-to-know basis, to (i) the Sellers’ Representative’s attorneys, accountants or other advisers, (ii) the Sellers, and (iii) any arbitrators appointed to resolve disputes pursuant to this Agreement).

10.6     Reasonable Reliance. In the performance of the Sellers’ Representative’s duties hereunder, the Sellers’ Representative shall be entitled to rely upon any document or instrument reasonably believed by the Sellers’ Representative to be genuine, accurate as to content and signed by any Seller or Buyer. The Sellers’ Representative may assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so. Buyer and each other Buyer Indemnified Person shall be entitled to rely upon any document or instrument executed or purported to be executed on behalf of any Seller by the Sellers’ Representative, and on any other action taken or purported to be taken on behalf of any Seller by the Sellers’ Representative, as fully binding upon such Seller.

10.7     Attorney-in-Fact. The Sellers’ Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each Seller, with full power in his, her or its name and on his, her or its behalf to act according to the terms of this Agreement in the absolute discretion of the Sellers’ Representative and in general to do all things and to perform all acts, including executing and delivering any agreements, certificates, receipts, instructions, notices or instruments contemplated by or deemed advisable in connection with this Agreement or the Escrow Agreement. This power of attorney and all authority hereby conferred is granted and shall be irrevocable and shall not be terminated by any act of any Seller, by operation of law (whether by such Seller’s death, disability protective supervision) or any other event. Without limitation to the foregoing, this power of attorney is to ensure the performance of a special obligation, and, accordingly, each Seller hereby renounces his, her or its right to renounce this power of attorney unilaterally before the complete distribution of the Purchase Price. Each Seller hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Sellers’ Representative taken in good faith under this Agreement or the Escrow Agreement. Notwithstanding the power of attorney granted in this Section 10.7, no agreement, instrument, acknowledgement or other act or document shall be ineffective by reason only of the Sellers having signed or given such directly instead of the Sellers’ Representative.

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10.8     Liability. If the Sellers’ Representative is required by the terms of this Agreement or the Escrow Agreement to determine the occurrence of any event or contingency, the Sellers’ Representative shall, in making such determination, be liable to the Sellers only for the Sellers’ Representative’s proven gross negligence or willful misconduct as determined in light of all the circumstances, including the time and facilities available to it in the ordinary course of business consistent with past practice. In determining the occurrence of any such event or contingency, the Sellers’ Representative may request from any of the Sellers such reasonable additional evidence as the Sellers’ Representative in the Sellers’ Representative sole discretion may deem necessary to determine any fact relating to the occurrence of such event or contingency and may at any time inquire of and consult with others, including any of the Sellers. The Sellers’ Representative shall not be liable to any Seller for any damages resulting from the Sellers’ Representative’s delay in acting hereunder pending the Sellers’ Representative’s receipt and examination of additional evidence requested by the Sellers’ Representative.

10.9     Removal of Sellers’ Representative; Authority of Successor Sellers’ Representative. Those Sellers that in the aggregate hold at least a majority of the Interests as of immediately prior to the Closing Date shall have the right at any time during the term of this Agreement to remove the then-acting Sellers’ Representative and to appoint (with Buyer’s consent; not to be unreasonably withheld) a successor Sellers’ Representative; provided, however, that neither such removal of the then acting Sellers’ Representative nor such appointment of a successor Sellers’ Representative shall be effective until the delivery to Buyer of executed counterparts of a writing signed by each such Seller with respect to such removal and appointment, together with an acknowledgment signed by the successor Sellers’ Representative appointed in such writing that such Person accepts the responsibility of successor Sellers’ Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Sellers’ Representative. If the Sellers’ Representative shall die or become disabled, resign or otherwise be unable to fulfill its responsibilities hereunder, the Sellers shall (by consent of those Sellers that in the aggregate hold at least a majority of the Interests as of immediately prior to the Closing Date), within ten (10) days after such death, disability, resignation or inability, appoint a successor to the Sellers’ Representative and immediately thereafter notify Buyer of the identity of such successor. Any such successor shall (with Buyer’s consent; not to be unreasonably withheld) succeed the former Sellers’ Representative as the Sellers’ Representative. If for any reason there is no Sellers’ Representative at any time, all references herein to the Sellers’ Representative shall be deemed to refer to the Sellers. Each successor Sellers’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Sellers’ Representative, and the term “Sellers’ Representative” as used herein shall be deemed to include any interim or successor Sellers’ Representative. The immunities and rights to indemnification shall survive the resignation or removal of the Sellers’ Representative and the Closing and/or any termination of the Escrow Agreement.

10.10     Representation. The Company and the Buyer acknowledge and agree, on behalf of itself and its Affiliates, that Bass, Berry & Sims may after the Closing represent the Sellers’ Representative, the Sellers and/or their Affiliates in matters related to the transactions contemplated by this Agreement, including the representation of such Persons in matters related to post-Closing claims made by Buyer and any other parties under the indemnification provisions in this Agreement and other claims that may arise out of or relate to this Agreement. The Company and Buyer each hereby waives, on behalf of itself and its Affiliates, any conflict arising out of such future representation with respect to the matters contemplated by this Agreement and the transactions contemplated hereby and thereby.

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10.11     Actions of Sellers’ Representative. Any action taken by the Sellers’ Representative pursuant to the authority granted in this Section 10 shall be effective and absolutely binding on each Seller notwithstanding any contrary action of, or direction from, any Seller.

10.12     Binding Appointment. The provisions of this Agreement, including this Section 10, shall be binding upon each Seller and the executors, heirs, legal representatives and successors of each Seller, and any references in this Agreement to a Seller shall mean and include the successors to the Sellers’ rights hereunder, as applicable, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise. The powers, immunities and rights to indemnification granted to the Sellers’ Representative hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the Sellers and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Seller of the whole or any fraction of his, her or its interest in the Escrow Funds.

11.  Miscellaneous.

11.1     Expenses; Sales and Transfer Taxes.

(a)  The Buyer shall pay its expenses incidental to the preparation hereof and, through the Closing, the carrying out by it of the provisions hereof and the consummation by it of the transactions contemplated hereby, and the Sellers shall pay (or the Purchase Price shall be reduced by the unpaid portion of) their (and the Company’s) expenses incidental to the preparation hereof and, through the Closing, the carrying out by them of the provisions hereof and the consummation by them of the transactions contemplated hereby. Furthermore, the parties hereto shall pay their own expenses incidental to the carrying out of the provisions hereof incurred after the Closing, and no such expenses of the Sellers, including without limitation the Sellers’ legal fees and expenses, shall be paid by or out of any of the assets or properties of the Company.

(b)  The Sellers and Buyer shall each pay 50% of all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (and any expenses associated therewith), and the party required by applicable law shall file all necessary tax returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, the other party will, and will cause its affiliates to, join in the execution of any such Tax Returns and other documentation.

11.2     Contents of Agreement; Parties in Interest; Etc. This Agreement sets forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby. It shall not be amended or modified except by a written instrument duly executed by each of the parties hereto. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral and including without limitation the Confidential Disclosure Agreement dated August 11, 2014 are superseded by this Agreement.

11.3     Assignment and Binding Effect. This Agreement and the rights and obligations hereunder may not be assigned without the prior written consent of the Buyer and the Sellers’ Representative. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

11.4     Waiver. Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party.

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11.5     Notices. Any notice, request, claim, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be sufficient if personally delivered or sent by registered or certified mail, electronic mail, facsimile message, or Federal Express or other internationally recognized overnight delivery service. Any notices shall be deemed given upon the earlier of the date when received at, or the third day after the date when sent by registered or certified mail or the day after the date when sent by Federal Express, electronic mail or facsimile to the address or facsimile number set forth below, unless such address or facsimile number is changed by written notice to the other Parties:

If to the Sellers’ Representative (including on behalf of the Sellers):

Ballast Point Ventures II, L.P.

880 Carillon Parkway

St. Petersburg, FL 33716

Attn: [Redacted – Name]

Facsimile: [Redacted – Fax number]

Electronic [Redacted – Email address]

with a required copy to (which shall not constitute notice):

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

Attn: [Redacted – Name]

Facsimile: [Redacted – Fax number]

Electronic mail: [Redacted – Email address]

If to the Buyer:

Cipher Pharmaceuticals Inc.

5650 Tomken Road, Unit 16

Mississauga, ON, L4W 4P1

Attn: [Redacted – Name]

Facsimile: [Redacted – Fax number]

Electronic mail: [Redacted – Email address]

with a required copy to (which shall not constitute notice):

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Attn: [Redacted – Name]

Facsimile: [Redacted – Fax number]

Electronic mail: [Redacted – Email address]

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11.6     Publicity. Except for such disclosure (with advanced prior written notice to the other parties) as is deemed necessary in the reasonable judgment of a party to comply with applicable laws, no public announcement, news release, statement, publication, or presentation relating to the existence of this Agreement, the subject matter hereof, or a party’s performance hereunder will be made by any party without the prior written approval of all other parties, which approval shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, (i) the parties agree to each issue press releases promptly after the Closing, the form and content of such releases shall be agreed in writing in advance by all parties, (ii) any party may publish and republish, in whole or in part, any publicity release and/or make any statement to communication media, financial analysts or others that is the same or substantially similar to a publicity release or statement that has been previously approved by all parties in accordance with the terms hereof, without obtaining the prior approval of the other parties, and (iii) any party may upon notice to the other parties make any disclosure in filings with regulatory agencies or exchanges or as required by law or applicable court order; provided that the other parties shall have the opportunity to consult on such disclosures and filings. Notwithstanding the foregoing, the parties hereto acknowledge and agree that the Institutional Sellers may provide general information about the subject matter of this Agreement and the Company (including its and their performance and improvements) in connection with the Institutional Sellers’ fund raising, marketing, informational or reporting activities.  Notwithstanding anything contained herein to the contrary, in no event will Buyer or, after the Closing, the Company have any right to use any of the Institutional Sellers’ names or marks, or any abbreviation, variation or derivative thereof, in any press release, public announcement or other public document or communication without the express written consent of the Institutional Sellers.

11.7     Release; Termination of Other Agreements. Effective as of the Closing and without the requirement of taking any further action, each Seller and Joe Pecora hereby fully and forever remises, releases, acquits and discharges the Company (for the benefit of the Company and the Buyer) of and from any and all claims, demands, agreements, contracts, covenants, promises, actions, suits, causes of action, obligations, controversies, debts, costs, expenses, accounts, damages, judgments, losses and liabilities of whatever kind or nature, at law or in equity or otherwise, whether known or unknown, which against the Company or any Subsidiary he or it may have had, now has or can, shall or may now or in the future have, for or by reason of any matter, cause or thing whatsoever from the beginning of the world to the date of these presents, including without limitation all matters relating in any way to employment with the Company; provided, however, that nothing contained herein will operate to release (a) any indemnification or other obligations of Buyer arising under this Agreement or any other agreement, contract or document entered into at the closing of the transactions contemplated by this Agreement pursuant to the terms of this Agreement, (b) rights to unpaid compensation, expenses or benefits in respect of employment by the Company, (c) claims that under applicable laws may not be waived or released, including any applicable laws relating to the payment of wages and any applicable workers’ compensation laws, or (d) any rights of officers or directors of the Company at the time of Closing under any director and officer “tail” insurance policy which may be obtained on behalf of any such persons.

11.8     Specific Performance. Each party hereto acknowledges that the other parties will be irreparably harmed and that there will be no adequate remedy at law for any violation by any of them of any of the covenants or agreements contained in this Agreement. It is accordingly agreed that, in addition to any other remedies which may be available upon the breach of any such covenants or agreements, each party hereto shall have the right to obtain injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the other parties’ covenants and agreements contained in this Agreement.

11.9     Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of New York without regard to its provisions concerning choice of laws, choice of forum, or principles that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. The Parties hereby irrevocably (a) submit themselves to the non-exclusive jurisdiction of the state and federal courts sitting in New York and (b) waive the right and hereby agree not to assert by way of motion, as a defense or otherwise, in any action, suit, or other legal proceeding brought in any such court, any claim that it, he, or she is not subject to the jurisdiction of such court, that such action, suit, or proceeding is brought in an inconvenient forum, or that the venue of such action, suit, or proceeding is improper. Each Party also irrevocably and unconditionally consents to the service of any process, pleadings, notices, or other papers in a manner permitted by the notice provisions of Section 11.5 hereof. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LITIGATION, ACTION, PROCEEDING, CROSS-CLAIM, OR COUNTERCLAIM IN ANY COURT (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH (i) THIS AGREEMENT OR THE VALIDITY, PERFORMANCE, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR (ii) THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, AUTHORIZATION, EXECUTION, DELIVERY, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

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11.10   No Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of, and may be enforced by, the parties hereto and, (a) in the case of Section 6.1 hereof, each affiliate of the Buyer (including without limitation after the Closing the Company), (b) in the case of Section 9 hereof, the other Buyer Indemnified Parties and Seller Indemnified Parties and, (c) in the case of Sections 6.1 and 11.7 hereof, the Company, and also, subject to Section 11.3, in each case his, her or its heirs, administrators, personal representatives, successors and permitted assigns, and they shall not be construed as conferring any rights on any other persons.

11.11   Headings; Interpretation. All section headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation hereof. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires. Any reference to a “person” or “Person” herein shall include an individual, firm, corporation, partnership, trust, governmental authority or body, association, unincorporated organization or any other entity. With respect to the pre-Closing period, any document or item will be deemed “delivered,” “provided” or “made available” within the meaning of this Agreement if such document or item is (i) contained and accessible for a continuous period of at least two business days immediately prior to the execution of this Agreement in the electronic data room hosted by DropBox established by the Company in connection with the transactions contemplated hereby to which Buyer and its designated representatives had access rights during such period, or (ii) actually (including electronically) delivered or provided to [Redacted – Names].

11.12   Further Assurances. At any time and from time to time after the Closing, the parties agree to cooperate with each other, to execute and deliver such other documents, instruments of transfer or assignment, files, books and records and do all such further acts and things as may be reasonably required to carry out the intent of the parties hereunder.

11.13   Exhibit; Schedules. The Exhibits hereto and the Schedules referred to herein are intended to be and hereby are specifically made a part of this Agreement. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (A) there is a specific reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (B) such item is otherwise specifically set forth on the balance sheet or financial statements or (C) such item is specifically reflected on the balance sheet or financial statements and is set forth in the notes thereto. An item of disclosure included in a Schedule for a particular representation and warranty shall be considered to be made for purposes of any other representation and warranty of such Person contained in this Agreement to the extent that it would be reasonably apparent on its face that such disclosed item would also qualify as an exception to such other representation and warranty.

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11.14   Severability. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable in any jurisdiction, the remainder hereof, and the application of such provision to such person or circumstance in any other jurisdiction or to other persons or circumstances in any jurisdiction, shall not be affected thereby, and to this end the provisions of this Agreement shall be severable. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to amend or otherwise modify this Agreement so as to effect the original intent of the parties as closely as possible in an mutually acceptable manner such that that transactions contemplated hereby are fulfilled to the extent possible.

11.15   Withholding. The Buyer, the Company and their Affiliates shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be withheld with respect to making any payment under the Code or provisions of any Tax laws. To the extent that amounts are so withheld and remitted by the Buyer, the Company or their Affiliates to the appropriate governmental authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such amounts would otherwise have been paid pursuant to this Agreement.

11.16   Non-Assertion of Attorney-Client Privilege.  Buyer, for itself and its Affiliates (including after the Closing, the Company), and its Affiliates’ respective successors and assigns, hereby irrevocably and unconditionally acknowledges and agrees that all attorney-client privileged or other communications between the Company and the Sellers, their respective officers, employees, Affiliates, and/or their counsel, Bass, Berry & Sims made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with, this Agreement or any of the transactions contemplated hereby, shall continue after the Closing to be privileged or protected and confidential communications with such counsel and neither Buyer nor any of its Affiliates nor any person purporting to act on behalf of or through Buyer or any of its Affiliates, shall access or seek to obtain the same by any process on the grounds that any privilege or protection attaching to such communications belongs to Buyer or the Company; provided, however, that nothing contained herein shall be deemed to be a waiver by Buyer or any of its Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party. The parties hereto expressly acknowledge and agree that all rights to all such applicable privilege or protection attaching to such communications, including the attorney-client privilege and/or the work product protection, and to control all such privilege or protection attaching to such communications shall be retained by the Sellers, their Affiliates and their respective officers, employees, directors or managers and shall not pass to or be claimed by Buyer or the Company (following the Closing) or insurance carriers. In the event that a dispute or investigation or audit arises after the Closing between Buyer or the Company, on the one hand, and a third party, on the other hand, Buyer and the Company shall notify the Sellers’ Representative if such third party seeks disclosure of confidential communications by Bass, Berry & Sims that fall within the privilege and protections that the Sellers have retained as described in this Section 11.16, and Buyer and the Company may assert any applicable privileges or protections to prevent disclosure of such confidential communications to such third party; provided that any waiver or assertion of such privilege may only be made by the Company after receiving the direction of the Sellers’ Representative, acting on behalf of the holders of any such attorney-client privilege, which direction shall be reasonable under the circumstances and shall not be unreasonably withheld, made or delayed.

11.17   Knowledge. For purposes of this Agreement, “Knowledge of the Sellers” and similar expressions means the actual knowledge of [Redacted – Names], in each case after reasonable inquiry, and “Knowledge of Buyer” and similar expressions means the actual knowledge of [Redacted – Names], in each case after reasonable inquiry.

11.18   Affiliates. For purposes of this Agreement, “Affiliates” means any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person.

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11.19   Company Material Adverse Effect. For purposes of this Agreement, “Company Material Adverse Effect” means any changes, events, circumstances, effects or conditions that, individually or in the aggregate, have had or would reasonably be expected to have, a material adverse effect on the business, financial condition, results of operations, assets or liabilities of the Company, taken as a whole; provided, however, that any adverse effect arising out of, resulting from or attributable to (a) an event or circumstance or series of events or circumstances affecting (i) the United States or global economy generally or capital, credit or financial markets generally, including (A) changes in interest or exchange rates and (B) any suspension of trading in securities, (ii) political conditions of the United States or any other country or jurisdiction in which the Company operates, or (iii) any of the industries in which the Company operates; (b) any actual or proposed changes in applicable law, rule, regulation or GAAP or the enforcement or interpretation thereof after the date hereof; (c) any acts of God; or (d) any hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions, shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur except to the extent any change, event, circumstance, effect or condition has a disproportionate effect on the Company relative to other comparable and similarly situated companies operating in the industries in which the Company operates).

11.20   Counterparts. This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become binding when all necessary counterparts taken together shall have been executed and delivered by the parties.

11.21   Pecora and Alba Guaranty. Joe Pecora and Jonathan Alba, members of Albacor, Inc., a Pennsylvania corporation (“Albacor”), hereby guarantee the prompt payment and performance by Albacor, of [Redacted – Percentage] in the case of Joe Pecora and [Redacted – Percentage] in the case of Jonathan Alba, as the case may be, of all of Albacor’s post-closing obligations and liabilities under this Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Membership Interests Purchase Agreement on the date first written.

INNOCUTIS PARENT, LLC

By:
Name: Joseph Pecora
Title: Chief Executive Officer

SELLERS’ REPRESENTATIVE:

BALLAST POINT VENTURES II, L.P.

By: Ballast Point Ventures II, LLC, its general partner

By:
Name: Matthew Rice
Title: Manager

Signature Page to Membership Interests Purchase Agreement

Beneficial Sellers:

BALLAST POINT VENTURES II, L.P., a
Delaware limited partnership

By:	Ballast Point Venture Partners II, LLC, a Delaware limited liability company, its general partner

By:
	Name:	Matthew Rice
	Title:	Manager

BALLAST POINT VENTURES II, L.P., a
Delaware limited partnership

By:	Ballast Point Venture Partners EF II, LLC, a Delaware limited liability company, its general Partner

By:
	Name:	Matthew Rice
	Title:	Manager

ALBACOR, INC.

By:
Name:	Joseph Pecora
Title:	CEO

Joseph Pecora
(Solely for purposes of Sections 3, 6.1, 9.1, 10 and 11.7 of this Agreement and the guarantee in Section 11.21 of [Redacted – Percentage] of the prompt payment and performance by Albacor, Inc. of all of its post-closing obligations and liabilities under the foregoing Membership Interests Purchase Agreement.)

Jonathan Alba
(As a Beneficial Seller and for the purpose of the guarantee in Section 11.21 of [Redacted – Percentage] of the prompt payment and performance by Albacor, Inc. of all of its post-closing obligations and liabilities under the foregoing Membership Interests Purchase Agreement.)

 Signature Page to Membership Interests Purchase Agreement

THE BURTON PARTNERSHIP (QP),
LIMITED PARTNERSHIP, a Delaware limited
partnership

By:
Name:	Donald W. Burton
Title:	General Partner

THE BURTON PARTNERSHIP,
LIMITED PARTNERSHIP, a Delaware limited
partnership

By:
Name:	Donald W. Burton
Title:	General Partner

Signature Page to Membership Interests Purchase Agreement

CIPHER ACQUISITION US LLC

By:
Name:	Shawn Patrick O’Brien
Title:	President and Chief Executive Officer

GUARANTY OF CIPHER PHARMACEUTICALS INC.

Cipher Pharmaceuticals Inc., an Ontario, Canada corporation and the parent of Cipher Acquisition US LLC, a Delaware limited liability company (the “Buyer”), hereby guarantees the prompt payment and performance by the Buyer of all of its post-closing obligations and liabilities under the foregoing Membership Interests Purchase Agreement.

CIPHER PHARMACEUTICALS INC.

By:
Name:	Shawn Patrick O’Brien
Title:	President and Chief Executive Officer

Signature Page to Membership Interests Purchase Agreement

Annex A

Sellers

Column A - Name of Seller	Column B - Cash Consideration	Column C - Net Working Capital Escrow Percentage	Column D - Indemnification Percentage	Column E - Sellers' Representative Expense Fund Percentage

Albacor [Redacted – Confidential financial information]	[Redacted –	Confidential	financial	information]
Ballast Point Ventures II, L.P. [Redacted – Confidential financial information]	[Redacted –	Confidential	financial	information]
Ballast Point Ventures EF II, L.P. [Redacted – Confidential financial information]	[Redacted –	Confidential	financial	information]
Burton Partnership, LP [Redacted – Confidential financial information]	[Redacted –	Confidential	financial	information]
Burton Partnership (QP), LP [Redacted – Confidential financial information]	[Redacted –	Confidential	financial	information]
Alba [Redacted – Confidential financial information]	[Redacted –	Confidential	financial	information]
	[Redacted –	Confidential	financial	information]
Equity Incentive Plan:
Innocutis Parent, LLC* [Redacted – Confidential financial information]	[Redacted –	Confidential	financial	information]
Other:
The Stalwart Group, LLC** [Redacted – Confidential financial information]	[Redacted –	Confidential	financial	information]
Total	[Redacted – Confidential financial information]	100.0%	100.0%	100.0%

* Not a Beneficial Seller. On behalf of PPU holders not party to the Agreement.

** Not a Beneficial Seller. Proceeds to be paid to Seller for subsequent distribution to the Stalwart Group, LLC.

A-1

Annex B

Example Calculation

Balance Sheet Projection
(Excl. Line of Credit)
Estimate as of 4/08/2015 thru 4/10/2015
Net Working Capital
	$	Notes
Current Assets of the Company, incl. Cash on Hand

[Redacted – Confidential financial information]	[Redacted – Confidential financial information]

Sum of Current Assets of the Company, including Cash on Hand	[Redacted – Confidential financial information]	(i)

Current liabilities of the Company

[Redacted – Confidential financial information]	[Redacted – Confidential financial information]

Sum of the current liabilities of the Company	[Redacted – Confidential financial information]	(ii)

Target Closing Date Net Working Capital	[Redacted – Confidential financial information]	Equal to (i) minus (ii)

B-1

Exhibit A

Form of Escrow Agreement

[Redacted – Confidential agreement]

AA-1

Exhibit B

Form of Pecora Employment Agreement

[Redacted – Confidential agreement]

BB-1

Exhibit C

Form of Alba Employment Agreement

[Redacted – Confidential agreement]

CC-1

Exhibit D

Form of Spina Employment Agreement

[Redacted – Confidential agreement]

DD-1

Schedule 9.2(c)

1.	All items listed on Schedule 4.11 of the Disclosure Schedules.
2.	[Redacted – Commercially sensitive information]
3.	[Redacted – Commercially sensitive information]
4.	[Redacted – Commercially sensitive information]
5.	The Reorganization.
6.	[Redacted – Commercially sensitive information]
7.	[Redacted – Commercially sensitive information]

EXECUTION VERSION

Sellers’ Disclosure Schedule

To

Membership Interests Purchase Agreement

BY AND AMONG

CIPHER ACQUISITION US LLC,

INNOCUTIS PARENT, LLC,

THE BENEFICIAL SELLERS PARTY THERETO

AND

BALLAST POINT VENTURES II, L.P., AS THE SELLERS’ REPRESENTATIVE

Dated as of April 13, 2015

This Sellers’ Disclosure Schedule is made and given pursuant to the Membership Interests Purchase Agreement, dated as of April 13, 2015, by and among the parties listed as “Beneficial Sellers” on the signature pages and Annex A thereto (the “Beneficial Sellers”), Innocutis Parent, LLC, a Delaware limited liability company (the “Seller” and when collectively referred to with the Beneficial Sellers, the “Sellers”), Cipher Acquisition US LLC, a Delaware limited liability company (the “Buyer”), and Ballast Point Ventures II, L.P., a Delaware limited partnership (the “Sellers’ Representative”), solely in its capacity as the Sellers’ Representative and only for the purposes provided therein and for no other purpose (the “Agreement”).

This Sellers’ Disclosure Schedule is qualified in its entirety by reference to specific provisions of the Agreement. The Sellers’ Disclosure Schedule is incorporated in and is an integral part of the Agreement. The representations and warranties of the Sellers in the Agreement are qualified by, and made subject to, the disclosures in this Sellers’ Disclosure Schedule. As used in this Sellers’ Disclosure Schedule, unless the context would otherwise require, the term “material” and the concept of the “material” nature of an effect upon the Company and the Subsidiary shall be measured relative to the Company and the Subsidiary, taken as a whole, as their business is currently being conducted. The Sellers may, at their option, include in this Sellers’ Disclosure Schedule items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of the Agreement or otherwise, and inclusion of information in connection with disclosure of matters that are not in the ordinary course of business shall not be construed as an admission that the included items or actions are not in the ordinary course of business. Matters reflected in sections of this Sellers’ Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in this Sellers’ Disclosure Schedule. Any matter set forth in any section or subsection of this Sellers’ Disclosure Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced, and also in all other sections of the Sellers’ Disclosure Schedule to which such matter’s application or relevance is reasonably apparent. Any capitalized terms used in any section of this Sellers’ Disclosure Schedule but not otherwise defined herein shall be defined as set forth in the Agreement. Schedule, section or subsection headings or references used herein are inserted for convenience of reference only and shall to no extent and in no event have the effect of amending or changing the express description of the sections as set forth in the Agreement. In no event shall the listing or disclosure of any information or document in this Sellers’ Disclosure Schedule or in the documents referred to or incorporated by reference herein constitute or be deemed to imply any representation, warranty, undertaking, covenant or other obligation of the Sellers or the Company not expressly set out in the Agreement nor shall such disclosure be construed as extending the scope of any representation or warranty, undertaking, covenant or obligation set out in the Agreement. No disclosure in the sections of this Sellers’ Disclosure Schedule relating to any possible breach or violation of any contract, law, Permit, order or other right or obligation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

ii

Schedule 1(a)(ii)

Indebtedness

1.	Loan and Security Agreement, dated January 25, 2013, between Silicon Valley Bank and the Company, as amended by the First Amendment to Loan and Security Agreement dated January 28, 2014, the Second Amendment to Loan and Security Agreement dated April 10, 2014, the Consent and Third Amendment to Loan and Security Agreement dated July 14, 2014, the Waiver Agreement dated November 21, 2014, [Redacted – Commercially sensitive information]

1

Schedule 1(a)(iii)

Transaction Bonuses

1.	The following transaction bonuses will be paid at Closing by Buyer to the Seller for immediate distribution by the Seller to the recipients as Sellers’ Expenses at Closing:

[Redacted – Commercially sensitive information]

2

Schedule 3.2

Validity of Contemplated Transactions; Etc.

Schedule 4.13 is incorporated herein by reference.

3

Schedule 3.3

No Claims Against the Company

[Redacted – Commercially sensitive information]

4

Schedule 4.1

Corporate Existence

South Carolina

Pennsylvania

Florida

Tennessee

New Jersey

Illinois

5

Schedule 4.2

Capitalization

[Redacted – Commercially sensitive information]

6

Schedule 4.4

Financial Statements

[Redacted – Commercially sensitive information]

7

Schedule 4.6

Inventory and Equipment

[Redacted – Commercially sensitive information]

8

Schedule 4.7

Absence of Undisclosed Liabilities

1.	[Redacted – Commercially sensitive information]
2.	Schedule 4.11 is incorporated herein by reference.
3.	Items 1 and 3 of Schedule 4.12 are incorporated herein by reference.

9

Schedule 4.8

Existing Condition

(b)

1. Termination Letter, dated March 17, 2015, between [Redacted – Name] and Innocutis Holdings, LLC.

2. Termination Letter, dated February 27, 2015, between [Redacted – Name] and Innocutis Holdings, LLC.

(d)

1. The Company paid bonuses earned under each of its 2015 Regional Manager Bonus Plan, 2015 Representative Bonus Plan and 2015 Representative / New Employee Bonus Plan.

2. The Company pays its [Redacted – Name] a monthly bonus of [Redacted – Amount].

3. The Company paid each of [Redacted – Names] a [Redacted – Amount] bonus.

4. Schedule 1(a)(iii) is incorporated herein by reference.

(h)

1. The Company increased its line of credit with Silicon Valley Bank in 2015 by [Redacted – Amount]. On March 31, 2015, the Company repaid approximately [Redacted – Amount] on its line of credit with Silicon Valley Bank.

(j)

1. [Redacted – Commercially sensitive information]

10

Schedule 4.9

Assets and Properties

Leases

1.	Net Lease Agreement, dated October 27, 2010, between JSJ Pharmaceuticals, LLC and [Redacted – Name] and [Redacted – Name], as guarantor, as amended by Consent to Name Change Authorization from [Redacted – Name] dated July 12, 2011, [Redacted – Name] Lease Assignment to Innocutis Holdings dated October 31, 2012 and First Amendment to Lease Agreement between [Redacted – Name], [Redacted – Name]and Innocutis Holdings, LLC dated October 1, 2012.
2.	Net Lease Agreement, dated October 1, 2012, between [Redacted – Name] and [Redacted – Name], dated October 1, 2008, as assigned to [Redacted – Name] on July 12, 2011, as amended by First Amendment to Lease Agreement between [Redacted – Name] and [Redacted – Name] and Innocutis Holdings, LLC dated October 1, 2012, and as assigned to Innocutis Holdings, LLC pursuant to that Assignment of Lease Agreement, dated October 31, 2012, between [Redacted – Name] and Innocutis Holdings, LLC.
3.	Storage space lease agreements between third parties and sales associates of the Company whereby such associates are reimbursed monthly by the Company for rental payments incurred under such lease agreements.

11

As of December 31, 2014:

Equipment and Inventory

[Redacted – Commercially sensitive information]

Liens

Silicon Valley Bank has a lien on substantially all the assets of the Company pursuant to that certain Loan and Security Agreement, dated January 25, 2013, between Silicon Valley Bank and the Company, as amended by the First Amendment to Loan and Security Agreement dated January 28, 2014, the Second Amendment to Loan and Security Agreement dated April 10, 2014, the Consent and Third Amendment to Loan and Security Agreement dated July 14, 2014, the Waiver Agreement dated November 21, 2014,

[Redacted – Commercially sensitive information]

12

Schedule 4.10(a)

Tax Matters

[Redacted – Confidential regulatory information]

13

Schedule 4.11

Legal Proceedings; Etc.

1.	The Company, along with Dara BioSciences, Inc. and FIDIA Farmaceutici S.p.A. (“FIDIA”), has been named as a defendant in a lawsuit filed November 25, 2012, by Glycobiosciences, Inc. in the United States District Court for the District of Columbia regarding the product licensed to Company by FIDIA pursuant to that certain Distribution Agreement dated April 1, 2005, as amended (the “FIDIA Dispute”). Pursuant to its obligations under that Agreement, FIDIA has assumed the indemnification and defense obligations regarding the FIDIA Dispute. The defense obligations are being handled by Leonard Svensson of Birch, Stewart, Kolasch & Birch, LLP of San Diego, CA.

14

Schedule 4.12

Compliance with Law

[Redacted – Confidential regulatory information]

15

Schedule 4.13(a)

Validity of Contemplated Transactions; Etc.

[Redacted – Commercially sensitive information]

16

Schedule 4.14

Insurance

[Redacted – Commercially sensitive information]

17

Schedule 4.15

Contracts and Commitments

(a)

[Redacted – Commercially sensitive information]

(b)

None.

(c)

[Redacted – Commercially sensitive information]

(d)

[Redacted – Commercially sensitive information]

(e)

[Redacted – Commercially sensitive information]

(f)            None.

(g)

1.	Net Lease Agreement, dated October 27, 2010, between JSJ Pharmaceuticals, LLC and [Redacted – Name] and [Redacted – Name], as guarantor, as amended by Consent to Name Change Authorization from [Redacted – Name] dated July 12, 2011, [Redacted – Name] Lease Assignment to Innocutis Holdings dated October 31, 2012 and First Amendment to Lease Agreement between [Redacted – Name], [Redacted – Name]and Innocutis Holdings, LLC dated October 1, 2012.
2.	Net Lease Agreement, dated October 1, 2012, between [Redacted – Name] and [Redacted – Name], dated October 1, 2008, as assigned to [Redacted – Name] on July 12, 2011, as amended by First Amendment to Lease Agreement between [Redacted – Name] and [Redacted – Name] and Innocutis Holdings, LLC dated October 1, 2012, and as assigned to Innocutis Holdings, LLC pursuant to that Assignment of Lease Agreement, dated October 31, 2012, between [Redacted – Name] and Innocutis Holdings, LLC.

(h)

Loan and Security Agreement, dated January 25, 2013, between Silicon Valley Bank and the Company, as amended by the First Amendment to Loan and Security Agreement dated January 28, 2014, the Second Amendment to Loan and Security Agreement dated April 10, 2014, the Consent and Third Amendment to Loan and Security Agreement dated July 14, 2014, the Waiver Agreement dated November 21, 2014, [Redacted – Commercially sensitive information]

(i)

[Redacted – Commercially sensitive information]

18

(j)            None.

(k)

[Redacted – Commercially sensitive information]

(l)

[Redacted – Commercially sensitive information]

(m)

[Redacted – Commercially sensitive information]

[Redacted – Commercially sensitive information]

19

Schedule 4.16

Additional Information

(a)

1. Sales booth structure (put in service on May 1, 2005)

2. Sales booth structure (put in service on February 28, 2007)

(b) Items 1-2 on Schedule 4.9 are incorporated herein by reference.

(c)

Innocutis Holdings, LLC

[Redacted – Names]

(d)

The Company paid the following bonuses in 2013:

[Redacted – Commercially sensitive information]

The Company paid the following bonuses in 2014:

[Redacted – Commercially sensitive information]

(e)

1.	Silicon Valley Bank

Innocutis Holdings LLC

[Redacted – Commercially sensitive information]

2.	Silicon Valley Bank

Innocutis Holdings LLC

[Redacted – Commercially sensitive information]

(f)

State	Department	License#	Expiration Date
AL	Board of Pharmacy	[Redacted – Confidential	regulatory information]
AR	Board of Pharmacy	[Redacted – Confidential	regulatory information]
AZ	Board of Pharmacy	[Redacted – Confidential	regulatory information]
CO	Board of Pharmacy	[Redacted – Confidential	regulatory information]
CT	Board of Pharmacy	[Redacted – Confidential	regulatory information]
DC	Health Regulations and License	[Redacted – Confidential	regulatory information]

20

State	Department	License#	Expiration Date
FL	Florida Board of Professional License	[Redacted – Confidential	regulatory information]
GA	Board of Pharmacy	[Redacted – Confidential	regulatory information]
IL	Department of Financial and Professional Regulation	[Redacted – Confidential	regulatory information]
KY	Board of Pharmacy	[Redacted – Confidential	regulatory information]
LA	Board of Wholesale Drug Distribution	[Redacted – Confidential	regulatory information]
MD	Maryland Board of Pharmacy	[Redacted – Confidential	regulatory information]
MI	Department of License and Regulatory Affairs	[Redacted – Confidential	regulatory information]
MO	Board of Pharmacy	[Redacted – Confidential	regulatory information]
NC	Department of Agriculture/Consumer Service	[Redacted – Confidential	regulatory information]
NJ	Department of Health	[Redacted – Confidential	regulatory information]
NY	Board of Pharmacy	[Redacted – Confidential	regulatory information]
OK	Board of Pharmacy	[Redacted – Confidential	regulatory information]
PA	Department of Health	[Redacted – Confidential	regulatory information]
SC*	Board of Pharmacy	[Redacted – Confidential	regulatory information]
TN	Tennessee Department of Health	[Redacted – Confidential	regulatory information]
TX	Texas Department of State Health Services	[Redacted – Confidential	regulatory information]
WV	Board of Pharmacy	[Redacted – Confidential	regulatory information]

 *A new permit was issued by the South Carolina Board of Pharmacy on 3/18/2015 to the Company in connection with the transactions contemplated by the Agreement. [Redacted – Confidential regulatory information]

(g) From time to time, the Board of Directors of the Company grants authorization to officers of the Company to borrow money or incur or guarantee indebtedness on behalf of the Company or the Subsidiary.

(h) None.

21

Schedule 4.18(a)

Benefits and Arrangements

[Redacted – Commercially sensitive information]

22

Schedule 4.18(c)

Benefits Compliance

Item 3 of Schedule 4.12 is incorporated herein by reference.

23

Schedule 4.18(d)

Qualified Plans

[Redacted – Commercially sensitive information]

24

Schedule 4.18(f)

Benefits; Liabilities

1.	Item 3 of Schedule 4.12 is incorporated herein by reference.

25

Schedule 4.18(g)

Benefits; Contravention

None.

26

Schedule 4.19

Environmental Matters

None.

27

Schedule 4.20(a)

Registered Intellectual Property Rights

Innocutis Holdings, LLC

U.S. Trademarks

Mark	Serial No. Filing Date	Reg. No. Reg. Date	Status
ACLARO	[Redacted – Confidential	regulatory information]	Registered
ACLARO PD	[Redacted – Confidential	regulatory information]	Registered
EASY PAD	[Redacted – Confidential	regulatory information]	Registered
INNOCUTIS	[Redacted – Confidential	regulatory information]	Registered
INNOCUTIS	[Redacted – Confidential	regulatory information]	Registered
INNOCUTIS, ADVANCING DERMATOLOGY	[Redacted – Confidential	regulatory information]	Registered
INOVA	[Redacted – Confidential	regulatory information]	Registered
NUVAIL	[Redacted – Confidential	regulatory information]	Registered
SANODERM	[Redacted – Confidential	regulatory information]	Registered
UMECTA	[Redacted – Confidential	regulatory information]	Registered

28

JSJ Pharmaceuticals, Inc.

U.S. Trademarks

Mark	Serial No. Filing Date	Reg. No. Reg. Date	Status
VITIVIA	[Redacted – Confidential	regulatory information]	Registered
UMECTA PD	[Redacted – Confidential	regulatory information]	Registered

29

Schedule 4.20(b)

Registered Intellectual Property Rights; Maintenance

None.

30

Schedule 4.20(c)

Enforceability

None.

31

Schedule 4.20(d)

Company-Owned Intellectual Property

None.

32

Schedule 4.20(e)

IP Licenses

[Redacted – Commercially sensitive information]

33

Schedule 4.20(f)

Company-Owned Intellectual Property; Development

None.

34

Schedule 4.20(g)

Trade Secrets

None.

35

Schedule 4.20(h)

Exclusive Licenses

[Redacted – Commercially sensitive information]

36

Schedule 4.20(k)

IP Licenses; Contravention

Schedule 4.13 is incorporated herein by reference.

37

Schedule 4.20(l)

IP Disputes

Schedule 4.11 is incorporated herein by reference.

38

Schedule 4.20(m)

Company-Owned Intellectual Property; Infringement

None.

39

Schedule 4.20(n)

Validity and Enforceability

Schedule 4.11 is incorporated herein by reference.

40

Schedule 4.21

Food and Drug Administration Compliance

[Redacted – Confidential regulatory information]

14032330.2

14063696.5

41